Exhibit 2.1

Dated 7 June 2016

Hydra Luxembourg Holdings S.à.r.l.

and

Carbon Acquisition Co B.V.

and

Cott Corporation

SHARE PURCHASE AGREEMENT

relating to the sale and purchase of the sole issued and outstanding share in the share capital of

Hydra Dutch Holdings 1 B.V.

Linklaters LLP

One Silk Street

London EC2Y 8HQ

Telephone (44-20) 7456 2000

Facsimile (44-20) 7456 2222

Ref L-246715

Table of Contents

Contents		Page

1	Interpretation	3

2	Sale and Purchase of the Share	17

3	Consideration	17

4	Conditions	18

5	Pre-Closing	20

6	Closing	29

7	Post-Closing Adjustments	32

8	Warranties	34

9	Limitation of Liability	37

10	Claims	42

11	Restrictions on the Seller	43

12	Confidentiality	45

13	Insurance	47

14	Guarantee	47

15	Other Provisions	48

Schedule 1 The Company and the Subsidiaries (Paragraph 1.1.10 of Schedule 5)		63

Schedule 2 Owned Business IPR (Clause 1.1)		77

Part A – Eden Trade Marks		77

Part B – Other Trade Marks		81

Part C – French Trade Marks: Chateau D’Eau		82

Part D – Hebrew Trade Marks		84

Part E – Hebrew Designs		88

Schedule 3 Closing Obligations (Clause 6)		89

Share Purchase Agreement

This Agreement is made on 7 June 2016

between:

(1)	Hydra Luxembourg Holdings S.à.r.l. a private limited liability company incorporated in Luxembourg, with a share capital of EUR 45,000 whose registered office is at 15, rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Register of Commerce and Companies under number B. 177431 (the “Seller”);

(2)	Carbon Acquisition Co B.V. a private company with limited liability incorporated under the laws of the Netherlands (besloten vennootschap met beperkte aansprakelijkheid), having its official seat (statutaire zetel) in Amsterdam, the Netherlands, and its office at Herikerbergweg 238, 1101 CM Amsterdam, the Netherlands, registered with the Dutch Trade Register of the Chamber of Commerce under number 66124956 (the “Purchaser”); and

(3)	Cott Corporation a company incorporated in Canada whose registered office is at 5519 W. Idlewild Avenue, Tampa, Florida 33634 (the “Purchaser’s Guarantor”).

Whereas:

(A)	the Seller has agreed to sell and transfer the Share (as defined below) and to assume the obligations imposed on the Seller under this Agreement;

(B)	the Purchaser has agreed to purchase and accept transfer of the Share and to assume the obligations imposed on the Purchaser under this Agreement; and

(C)	the Purchaser’s Guarantor has agreed to guarantee the obligations imposed on the Purchaser under this Agreement.

It is agreed as follows:

1	Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

1.1	Definitions

“ABL Facility” means the Purchaser’s Guarantor’s extended asset backed lending facility the terms of which are set out in the credit agreement dated 17 August 2010 (as subsequently amended, most recently on or around the date of this Agreement);

“Accounts” means the audited consolidated accounts of the Hydra Dutch Holdings 2 B.V. and its subsidiaries as at, and for the twelve month period ended on, the Accounts Date;

“Accounts Date” means 31 December 2015;

“Adjustment Amount” has the meaning given to it in Clause 7.3.6;

“Acquisition Date” means 23 October 2013;

“Affiliate” means, in relation to any person, any subsidiary undertaking or parent undertaking of that person and any subsidiary undertaking of any such parent undertaking, and where any parent undertaking is a fund (a “Parent Fund”), any advisor to, manager and/or general partner of such Parent Fund, in each case from time to time, provided always that portfolio companies of Rhône shall not be Affiliates of the Seller;

“Agreed Terms” means, in relation to a document, such document in the terms agreed between the Seller and the Purchaser and signed for identification by the Purchaser’s Lawyers and the Sellers’ Lawyers with such alterations as may be agreed in writing between the Seller and the Purchaser from time to time;

“Agreement Claim” means any and all Claims together with any and all Indemnity Claims or claims for breach of Clause 5.6;

“Anti-Corruption Laws” means:

(i)	the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, 1997;

(ii)	the Foreign Corrupt Practices Act of 1977 of the United States of America, as amended by the Foreign Corrupt Practices Act Amendments of 1988 and 1998, and as may be further amended and supplemented from time to time (“FCPA”);

(iii)	the Bribery Act 2010 (the “Bribery Act”); and

(iv)	any other applicable law (including any (a) statute, ordinance, rule or regulation; (b) order of any court, tribunal or any other judicial body; and (c) rule, regulation, guideline or order of any public body, or any other administrative requirement) which:

(a)	prohibits the conferring of any gift, payment or other benefit on any person or any officer, employee, agent or adviser of such person; and/or

(b)	is broadly equivalent to the FCPA and/or the Bribery Act or was intended to enact the provisions of the OECD Convention or which has as its objective the prevention of corruption;

“Antitrust Authorities” means the IAA, the Federal Antimonopoly Service of the Russian Federation, the OCCP and the European Commission and “Antitrust Authority” means any one of them;

“Applicable Financing” has the meaning given to it in Clause 5.5.1;

“Associated Person” means in relation to a company, a person (including an employee, agent or subsidiary) who performs or has performed services for or on that company’s behalf;

“Business Day” means a day which is not a Saturday, a Sunday or a public holiday in London, Luxembourg, Amsterdam, Florida or New York;

“Business IPR” means all Intellectual Property Rights which are owned by or licensed to any Group Company and which are used, or held for use, in connection with the business of any Group Company;

“Business IT” means all Information Technology which is owned or used by any Group Company;

“Cash Balances” means cash in hand or credited to any account with a financial institution and securities which are readily convertible into cash;

“Claim” means a claim against the Seller for breach of or under this Agreement or a Tax Deed Claim, except for an Indemnity Claim or a claim under:

(i)	Clause 2.1.2;

(ii)	Clause 5.6 (Termination of Interest Rate Swap);

(iii)	Clause 7 (Post-Closing Adjustments);

(iv)	Clause 11.1 (Restrictions);

(v)	Clause 12 (Confidentiality); and

(vi)	Clause 15.1.2 (Access to information);

“Claims Escrow Amount” means €4,700,000;

“Claims Escrow Period” means the period of 18 months commencing on the Closing Date;

“Closing” means the transfer of the Share by executing the Transfer Deed and payment of the Closing Amount pursuant to Clauses 6.1, 6.2 and 6.3 of this Agreement;

“Closing Amount” has the meaning given to it in Clause 6.3;

“Closing Date” means the date on which Closing takes place;

“Closing Debt” means the aggregate value of the calculation set out in Part 2B of Schedule 4, representing:

(i)	the Third Party Indebtedness;

(ii)	€2,600,000 of restructuring and integration costs to be incurred by the Group in respect of the acquisition of the water solutions business of Nestle Waters S.A.S., being:

(a)	in respect of phase 1 and phase 2, €500,000; and

(b)	in respect of phase 3, €2,100,000;

(iii)	the costs related to 2015 EBITDA enhancement actions, being €200,000; plus/minus

(iv)	the Nestlé Water Purchase Price Adjustment,

in the case of (ii) and (iii), reduced on a Euro by Euro basis by any expenditure properly incurred by any Group Company in respect of such costs prior to the Closing Date;

“Closing Statement” means the statement to be prepared in accordance with Clause 7 and Schedule 4;

“Commitment Letter” means the duly executed commitment letter, including all exhibits, schedules and annexes thereto, dated on or about the date of this Agreement relating to the bridge facility for the New Note Offering as the same may be amended from time to time in accordance with the terms hereof;

“Company” means Hydra Dutch Holdings 1 B.V., a private company with limited liability incorporated under the laws of the Netherlands (besloten vennootschap met beperkte aansprakelijkheid), having its official seat (statutaire zetel) in Amsterdam, the Netherlands, and its office at Schiphol Boulevard 231, WTC Schiphol Airport, Tower B, 5th floor, 1118 BH

Schiphol, the Netherlands, registered with the Dutch Trade Register of the Chamber of Commerce under number 57940266, further details of which are set out in paragraph 1 of Schedule 1;

“Company Accounts” means the audited consolidated accounts of the Company as at, and for the twelve month period ended on, the Accounts Date;

“Company Interim Accounts” means the consolidated accounts of Company as at, and for the three month period ended on, the Interim Accounts Date;

“Confidentiality Agreement” means the confidentiality agreement dated 23 July 2015 between the Seller and the Purchaser’s Guarantor pursuant to which the Seller made available to the Purchaser certain confidential information relating to the Group;

“Consultancy Agreement” means an agreement between a Group Company and a Consultant;

“Consultant” means an individual providing services to a Group Company that is not an Employee on an annual fee in excess of €75,000 or local equivalent;

“CTA 2010” means Corporation Tax Act 2010;

“Current Assets” means the aggregate values as at the close of business on the Closing Date of each of the line items from the Accounts specified in Part 2 of Schedule 4;

“Current Liabilities” means the aggregate values as at the close of business on the Closing Date of each of the line items from the Accounts specified in Part 2 of Schedule 4;

“D&O Insurance” has the meaning given to it in Clause 11.5;

“Data Protection Authority” means any body responsible for the enforcement of Data Protection Legislation;

“Data Protection Legislation” means any legislation in force from time to time which implements the European Community’s Directive 95/46/EC and Directive 2002/58/EC and all other similar privacy laws in any part of the world;

“Data Room” means the electronic data room containing documents and information relating to the Group made available by the Seller online in the Project Carbon data site at https://services.intralinks.com/login/, the contents of which are listed in Appendix 2 to the Disclosure Letter;

“Debt Financing” has the meaning given to it in Clause 5.8.4;

“Debt Financing Commitment” has the meaning given to it in Clause 5.8.4;

“Debt Providers” means (i) the financial institutions identified in or appointed pursuant to the Commitment Letter, and (ii) the financial institutions providing the ABL Facility;

“Debt Provider Relevant Person” has the meaning given to it in Clause 11.4.2;

“Disclosure Documents” means the documents in the Data Room, the documents indexed in the schedules to the Disclosure Letter, together with any other documents or information deemed to be disclosed in the Disclosure Letter;

“Disclosure Letter” means the letter dated on the same date as this Agreement from the Seller to the Purchaser disclosing:

(i)	information constituting exceptions to the Seller’s Warranties; and

(ii)	details of other matters referred to in this Agreement;

“Draft Closing Statement” has the meaning given to it in Clause 7.1;

“Employees” means the employees of the Group Companies and “Employee” means any one of them;

“Encumbrance” means any claim, charge, mortgage, lien, option, equitable right, power of sale, pledge, hypothecation, retention of title, right of pre-emption, right of first refusal or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing;

“Environment” means all or any of the following media (alone or in combination): air (including the air within buildings and the air within other natural or man-made structures whether above or below ground); water (including water under or within land or in drains or sewers and spring water); soil and land and any ecological systems;

“Environmental Law” means all statutes, common law, bye-laws, regulations and subordinate legislation, judgments, decisions, notices, orders, circulars and codes of practice issued thereunder (including, without limitation, the laws of the European Union and Israel) to the extent that the same are in force concerning (i) the pollution or protection of, or compensation of damage or harm to, the Environment; (ii) occupational or public health and safety; (iii) emissions, discharges or releases into, or the presence in, the Environment of Hazardous Substances and (iv) the use, treatment, storage, disposal, transportation or handling of Hazardous Substances;

“Environmental Permit” means any licence, approval, authorisation, permission, notification, waiver, order or exemption which is issued, granted or required under Environmental Law for the operation of the business of the Group on or before the date of this Agreement;

“Escrow Account” means the account held by the Escrow Agent in accordance with the Escrow Agreement;

“Escrow Agent” means JP Morgan Chase Bank, N.A.;

“Escrow Agreement” means the escrow agreement between the Purchaser, the Seller and the Escrow Agent on the Agreed Terms to be entered into and duly executed on or prior to Closing;

“Escrow Amount” means an amount equal to the aggregate of the (i) Claims Escrow Amount; (ii) Indemnity Escrow Amount, and (iii) Price Adjustment Escrow Amount, placed in the Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement;

“Estimated Cash” means the Seller’s reasonable estimate of the aggregate of the Group Companies’ Cash Balances as at close of business on the Closing Date, notified to the Purchaser in accordance with Clause 6.4.1;

“Estimated Debt” means the Seller’s reasonable estimate of the Closing Debt as at close of business on the Closing Date, notified to the Purchaser in accordance with Clause 6.4.1;

“Estimated Intra-Group Financing Payables” means, in respect of each Group Company, the Seller’s reasonable estimate of the Intra-Group Financing Payables as at close of business on the Closing Date, notified to the Purchaser in accordance with Clause 6.4.1;

“Estimated Intra-Group Financing Receivables” means, in respect of each Group Company, the Seller’s reasonable estimate of the Intra-Group Financing Receivables as at close of business on the Closing Date, notified to the Purchaser in accordance with Clause 6.4.1;

“Estimated Working Capital” means the Seller’s reasonable estimate of the Working Capital as at close of business on the Closing Date, notified to the Purchaser in accordance with Clause 6.4.1;

“Estimated Working Capital Adjustment” means the amount by which the Estimated Working Capital is greater (less negative) than the Target Working Capital (in which case it will be added to the Purchase Price for the purposes of Clause 6.3) or by which it is less (more negative) than the Target Working Capital (in which case it will be deducted from the Purchase Price for the purposes of Clause 6.3);

“Existing Notes” has the meaning given to it in Clause 6.6.1;

“Existing W&I Policy” means the policy of insurance entered into in respect of the Warranty Deed dated 14 June 2013 between the Seller and AIG Europe Limited;

“Final Payment Date” means 10 Business Days after the date on which the process described in paragraph 3 of Part 1 of Schedule 4 for the agreement or determination of the Closing Statement is complete;

“Financing Break Fees” means any break fees, make-whole payments or other fees due upon the repayment of any Indebtedness owed by any Group Company to a third party in connection with the Transaction or at the request of the Purchaser, and shall include any premium for redemption of the Existing Notes, but shall exclude any amount payable on termination of the Interest Rate Swap;

“Fundamental Warranties” means the warranties set out in paragraphs 1.1.1 and 1.1.2, 16.2, 16.3 and 16.4 of Schedule 5;

“GetFresh Transaction” has the meaning given in paragraph 7.7 of Schedule 5;

“Group” means the Group Companies, taken as a whole;

“Group Companies” means the Company and the Subsidiaries and “Group Company” means any one of them;

“Group Companies’ Cash Balances” means the aggregate value of the calculation set out in Part 2B of Schedule 4, representing the aggregate amount of the Cash Balances held by or on behalf of the Group Companies at close of business on the Closing Date, and to the extent that any Financing Break Fees and/or Seller Refinancing Fees have been paid by the Group prior to Closing, the aggregate amount of the Cash Balances shall be deemed to be increased by an amount equal to any Financing Break Fees and/or Seller Refinancing Fees that have been paid by the Group and not reimbursed pursuant to Clause 5.5;

“Group Insurance Policies” means all insurance policies held exclusively by and for the benefit of the Group Companies and “Group Insurance Policy” means any one of them;

“Group Retirement Benefit Arrangements” has the meaning given to it in paragraph 8.6 of Schedule 5;

“Hazardous Substances” means any natural or artificial substance of any nature whatsoever (whether in any form of a solid, liquid, gas or vapour alone or in combination with any other substance) which is capable of causing harm or damage to the Environment or to public health or welfare or capable of causing a nuisance, including but not limited to controlled, special, hazardous, toxic or dangerous wastes or pollutants;

“IAA” means the General Director of the Israel Antitrust Authority;

“IFRS” means international accounting standards, international financial reporting standards and related interpretations issued or adopted by the International Accounting Standards Board and as adopted by the European Commission in accordance with EU Regulation 1606/2002;

“Indebtedness” means all loans or other financing liabilities or obligations, together with interest accrued but excluding trading debt or liabilities arising in the ordinary course of trading;

“Indemnity Claim” means a claim under Clause 5.9;

“Indemnity Escrow Amount” means €500,000;

“Indemnity Escrow Period” means the period of twelve (12) months commencing on the Closing Date;

“Information Technology” means computer systems, communication systems, software and hardware;

“Intellectual Property Rights” means trade marks, service marks, rights in trade names, business names, logos or get-up, patents, supplementary protection certificates, rights in inventions, registered and unregistered design rights, copyrights, semiconductor topography rights, database rights, rights in domain names and URLs and all other similar rights in any part of the world (including in Know-how) including, where such rights are obtained or enhanced by registration, any registration of such rights and applications and rights to apply for such registrations;

“Interest Rate Swap” means the interest rate swaps entered into by Hydra Dutch Holdings 2 B.V. and Rabobank dated 29 July 2014 as amended on 8 October 2014.

“Interim Accounts” means the consolidated accounts of the Hydra Dutch Holdings 2 B.V. and its subsidiaries as at, and for the three month period ended on, the Interim Accounts Date;

“Interim Accounts Date” means 31 March 2016;

“Intra-Group Financing Payables” means the aggregate value of the calculation set out in Part 2B of Schedule 4, representing all outstanding loans or other financing liabilities or obligations, Transaction Expenses, management and monitoring fees and directors’ fees or expenses (including, for the avoidance of doubt, interest accrued and dividends declared or payable but not paid) owed by a Group Company to a member of the Seller’s Group (other than a Group Company), or in the case of directors’ fees or expenses owed by a Group Company to any director, officer and/or employee of a member of the Seller’s Group (other than a Group Company), in each case as at the close of business on the Closing Date, but excluding any item which is or will be included in calculating the Group Companies’ Cash Balances or the Closing Debt;

“Intra-Group Financing Receivables” means the aggregate value of the calculation set out in Part 2B of Schedule 4, representing all outstanding loans or other financing liabilities or obligations (including, for the avoidance of doubt, interest accrued and dividends declared or payable but not paid) owed by a member of the Seller’s Group (other than a Group Company) to a Group Company, in each case as at the close of business on the Closing Date, but excluding any item which is or will be included in calculating the Group Companies’ Cash Balances or the Closing Debt;

“Intra-Group Trading Payables” means all outstanding liabilities or obligations in the ordinary and usual course of business, and including interest accrued and irrecoverable VAT on such amounts, owed by a Group Company to a member of the Seller’s Group (other than a Group Company) as at the close of business on the Closing Date in respect of intra-group trading activity and the provision of services, facilities and benefits between them, but excluding any item which is or will be included in calculating the Intra-Group Financing Payables;

“Intra-Group Trading Receivables” means all outstanding liabilities or obligations in the ordinary and usual course of business, and including interest accrued and irrecoverable VAT on such amounts, owed by a member of the Seller’s Group (other than a Group Company) to a Group Company as at the close of business on the Closing Date in respect of intra-group trading activity and the provision of services, facilities and benefits between them, but excluding any item which is or will be included in calculating the Intra-Group Financing Receivables;

“Know-how” means industrial and commercial information and techniques, in each case in any form not in the public domain, and including drawings, formulae, test results, reports, project reports and testing procedures and other technical data, instruction and training manuals, tables of operating conditions, market forecasts, lists and particulars of customers and suppliers;

“Licensed Business IPR” means the Business IPR other than the Owned Business IPR;

“Long Stop Date” means 31 October 2016;

“Losses” means all losses, liabilities, costs (including reasonably incurred and documented legal costs and experts’ and consultants’ fees), charges, expenses, actions, proceedings, claims and demands;

“Management Accounts” means the consolidated unaudited management accounts relating to the Group for the period after the Accounts Date drawn up to the “Relevant Management Accounts Date”;

“Material Adverse Change” means any change, condition, effect, event, fact, variation, circumstance or development that occurs after the signing of this Agreement and before Closing and that, individually or in aggregate has a material adverse effect on the financial position or trading position of the Group, taken as a whole, except to the extent caused by:

(i)	the execution, announcement or performance of obligations required by this Agreement or the consummation of the transaction contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with any of the Group’s customers, vendors, brokers, financial advisers, consultants, suppliers, lenders, partners, Employees or other persons;

(ii)	the non-performance by the Purchaser of its obligations required by this Agreement or any breach of the terms of this Agreement by the Purchaser, or any action taken by the Purchaser or any or its Affiliates or the omission of any action that was required to be taken by the Purchaser or any of its Affiliates;

(iii)	any action taken by the Seller or any Group Company at the written request or with the written consent of the Purchaser;

(iv)	any matter or information to the extent fairly disclosed to the Purchaser on or prior to the date of this Agreement;

(v)	any change in laws or accounting standards (or principles or the interpretation thereof) applicable to the Group, in each case other than where the Group is disproportionately affected thereby as compared with other businesses active in the same industry or countries or geographic regions as the Group;

(vi)	any change, condition, effect, event, fact, variation, circumstance or development in the capital or financial markets globally or in any of the countries or geographic regions in which the Group operates or in general economic, regulatory, tax, political, security or business conditions globally or in any of the countries or geographies in which the Group operates (including any change in interest rates and foreign exchange rates) or any change in general economic conditions in the industries or markets in which the Group operates, in each case other than where the Group is disproportionately affected thereby as compared with other businesses active in the same industry or countries or geographic regions as the Group; or

(vii)	any labour strike, request for representation, organising campaign, work stoppage, slowdown, lockout or other labour dispute or earthquakes, hurricanes, floods or other natural disasters, or force majeure, or any outbreak of or escalation of hostilities or the declaration of a state of emergency or war, or the occurrence of any other similar calamity or crisis (including any act of terrorism), in each case other than where the Group is disproportionately affected thereby as compared with other businesses active in the same industry or countries or geographic regions as the Group.

“Material Contracts” means the Group’s arrangements or agreements with: (i) Eureausource and Aquapyrennes (as referred to in rows 1, 2 and 3 of document 6.5.7.7.1 of the Data Room); (ii) those suppliers listed in folder 6.5.7.10 of the Data Room (being the Group’s top 10 suppliers determined by expenditure during FY14’ and FY15’), (iii) those customers identified in folder 6.5.9.1 of the Data Room as being the Group’s top 20 global customers determined by revenues generated during FY14’ and FY15’, and (iv) the following software providers: (a) COM Informix (provided at 8.3.15.1 of the Data Room), (b) Microsoft (provided at 8.3.15.5 of the Data Room), (c) Roadnet (provided at 8.3.15.9 of the Data Room), and (d) SAP (provided at 8.3.15.10 of the Data Room);

“Nestlé Water Purchase Price Adjustment” means the amount (whether positive or negative) represented by:

(i)	any purchase price adjustment amount (positive if payable to Nestlé or negative if payable to the Group) that has not been settled in cash on or prior to Closing with respect to the Group’s purchase of HOD Business (as defined in the Nestlé Waters SAPA) pursuant to schedule 4 to the Nestlé Waters SAPA; minus

(ii)	any indemnity payment to which the Group is entitled pursuant to clause 11.15 of the Nestlé Waters SAPA for which a Cash Statement (as defined in clause 11.15(b) of the Nestlé Waters SAPA) has been prepared prior to Closing, less any such indemnity payment that has been received by the Group on or prior to Closing;

“Nestlé Waters SAPA” means the share and asset purchase agreement entered into between Nestlé Waters SAS and Eden Springs Europe B.V. on 3 September 2014;

“New Note Offering” means the offering of senior notes contemplated by the Commitment Letter to fund part of the Purchase Price;

“Notary” means any civil law notary of Van Doorne N.V., or such civil law notary’s deputy or successor;

“Notary Account” means the notarial trust account (kwaliteitsrekening) as meant in Section 25 of the Dutch Act on the notarial profession (Wet op het Notarisambt) in the name of Kwaliteitsrekening Notariaat Van Doorne N.V. at ABN Amro Bank, Postbus 283, 1000 EA Amsterdam, with account number 43.30.13.060, IBAN number NL41ABNA0433013060 and BIC/SWIFT Code ABNANL2A, and with the following reference to be used for the purposes of the transfers to be made under this Agreement - Closing Amount Project Godiva / 60015414;

“Notary Letter” means the notary letter among the Notary, the Seller and the Purchaser as prepared by the Notary and agreed by the parties, a draft of which in the form agreed by the parties is set out in Schedule 8;

“OCCP” means the President of the Polish Office of Competition and Consumer Protection;

“Owned Business IPR” means Business IPR which is owned by any Group Company;

“Polish Bond Repayment Amount” means €10,000,000;

“Price Adjustment Escrow Amount” means €5,000,000;

“Properties” means the properties (i) owned or leased, and (ii) occupied by the Group, and “Property” means any one of them;

“Purchase Price” has the meaning given in Clause 3.1.1;

“Purchaser’s Group” means the Purchaser, its subsidiary undertakings and parent undertakings and all the other subsidiary undertakings of each of its parent undertakings (including from Closing, each Group Company) from time to time;

“Purchaser Relevant Person” has the meaning given to it in Clause 11.4.2;

“Purchaser’s Lawyers” means White & Case LLP of 5 Old Broad Street, London EC2N 1DW;

“RCF” means the Revolving Credit Facility Agreement dated 15 April 2014 entered into by Hydra Dutch Holdings 2 B.V.;

“Related Party” means any member of the Seller’s Group (excluding any Group Company) or any employee, officer or director of the foregoing;

“Relevant Accounts Date” means the Accounts Date or the Interim Accounts Date, as appropriate;

“Relevant Management Accounts Date” means 31 March 2016;

“Reporting Accountants” means Deloitte LLP or, if that firm is unable or unwilling to act in any matter referred to them under this Agreement, a firm of accountants of international standing to be agreed by the Seller and the Purchaser within seven days of a notice by one to the other requiring such agreement or failing such agreement to be nominated on the application of either of them by or on behalf of the President for the time being of the Institute of Chartered Accountants in England and Wales;

“Representatives” means, with respect to any person, the directors, officers, employees, managers, members, partners, equity holders, agents, consultants, advisors (including legal counsel, accountants and financial and insurance advisors) and representatives of such person;

“Required Information” means

(i)	audited consolidated financial statements of Hydra Dutch Holdings 2 B.V. as of and for the year ended December 31, 2015 and related audit opinion;

(ii)	audited consolidated financial statements of Hydra Dutch Holdings 2 B.V. as of and for the year ended December 31, 2014 and related audit opinion; and

(iii)	audited consolidated financial statements of Hydra Dutch Holdings 2 B.V. as of and for the three month period from October 1, 2013 (being the date of commencement of operations) to December 31, 2013 and related audit opinion;

(iv)	unaudited consolidated financial statements of Hydra Dutch Holdings 2 B.V. for each fiscal quarter ended subsequent to December 31, 2015 and on or before the 45th day before the Closing Date which has been reviewed by the Group’s independent auditors in accordance with SAS100, ISRE 2410 or its equivalent provided that for any quarter ending after March 31, 2016, such financials shall be at Hydra Dutch Holdings 1 B.V.;

in the case of (i), (ii) and (iii) prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and, in the case of (iv), prepared in accordance with IAS 34;

“Rhône” means Rhône Capital IV, L.P., any Affiliate of Rhône Capital IV L.P. or any entity controlled, directly or indirectly by Rhône Capital LLC or any of its Affiliates;

“Seller Refinancing Fees” means the reasonable and documented fees, costs and expenses payable by the Seller, any member of the Seller’s Group and/or the Group in connection with the satisfaction of their respective obligations under Clauses 5.5 and 6.6 in respect of the refinancing, redemption or assumption of the Indebtedness owed by any Group Company to any third party, such Seller Refinancing Fees being up to the amount of €100,000 and any Seller Refinancing Fees in excess of this amount being incurred with the prior approval of the Purchaser, such consent not to be unreasonably withheld;

“Seller Relevant Person” has the meaning given to it in Clause 11.4.1;

“Seller’s Group” means the Seller, its subsidiary undertakings and parent undertakings and all other subsidiary undertakings of its parent undertakings from time to time, provided that portfolio companies managed by Rhône shall be excluded from the definition of Seller’s Group;

“Seller’s Lawyers” means Linklaters LLP of One Silk Street, London EC2Y 8HQ;

“Seller’s Warranties” means the warranties given by the Seller pursuant to Clause 8.1 and Schedule 5 and “Seller’s Warranty” means any one of them;

“Senior Employee” means any Senior Management and any employee of the Group who, as at the date of this Agreement, has a base salary of €200,000 or more per annum and which, for the avoidance of doubt, shall include: Raanan Zilberman, Itamar Eder, Yaron Erez, Olivier Plouvin Shirley Cohen, Pierre Torbey, Guy Toibin, Frederic Falise, Catherine Sidwell, Nicole Schumacher, Yariv Shapira, Veit Seemann, Robert Kadjevic, Pawel Wojtylo, Pascal Despraz, Naveen Singh, Jean-Marc Bolinger, Brian Macpherson, Antonio Alarcon and John Collins;

“Senior Manager” and “Senior Management” have the meanings given to such terms in Clause 8.1.3;

“Share” means the sole issued and outstanding share in the share capital of the Company;

“Subsidiaries” means the subsidiaries listed in Section 2, Part A 1 of Schedule 1 together with any other subsidiaries of the Company and “Subsidiary” means any one of them;

“Surviving Clauses” means Clauses 1, 6.6 (solely with respect to cost reimbursement), 12, 14 and 15.2 to 15.16 and “Surviving Clause” means any one of them;

“Swap Break Fee” means the amount of €5,200,000 irrespective of the amounts in fact payable on termination of the Interest Rate Swap;

“Target Working Capital” means €(18,000,000) (negative €18,000,000);

“Tax or Taxation” means all forms of taxation whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or other reference and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, rates and levies in the nature of tax (including without limitation social security contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of any person regardless of whether primarily chargeable against that person and all penalties, charges, costs and interest relating thereto payable to a Tax Authority;

“Tax Authority” means any taxing or other authority in any jurisdiction competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation;

“Tax Deed” means the deed in relation to Tax on the Agreed Terms to be entered into by the Parties on or around the Closing Date;

“Tax Deed Claim” means a claim against the Seller arising under the Tax Deed;

“Tax Returns” means any return, report, declaration, designation, election, undertaking, waiver, notice, filing, information return, claim for refund, statement, form, certificate or any other document or materials relating to Tax, including any attachments, amendments, supplements and related or supporting information with respect to any of the foregoing, filed or to be filed with any Tax Authority in connection with the determination, assessment, collection or administration of Tax;

“Third Party Claim” has the meaning given in Clause 10.2;

“Third Party Indebtedness” means the aggregate amount as at the close of business on the Closing Date of all outstanding Indebtedness owed by the Group Companies to any third party (but excluding any Financing Break Fees) less any Indebtedness owed by any third party to any Group Company (but excluding any item included in respect of any Group Companies’ Cash Balances), and, for the purposes of this definition, third party shall exclude (i) any member of the Seller’s Group and (ii) any Group Company;

“Transaction” means the proposed acquisition of the Share by the Purchaser;

“Transaction Documents” means this Agreement, the Disclosure Letter, the Transfer Deed, the Tax Deed and all documents entered into pursuant to this Agreement and “Transaction Document” means any one of them;

“Transaction Expenses” means any professional fees or expenses incurred or agreed to be incurred by any Group Company in relation to the Transaction, which shall include 50% of the cost of the D&O Insurance but which shall exclude any Financing Break Fees or any fees or expenses incurred pursuant to Clauses 5.5 and 6.6;

“Transfer Deed” means the notarial instrument (notariële akte) in which instrument the Seller transfers (levert) the Share to the Purchaser, the Purchaser accepts such transfer (levering) and the Company acknowledges (erkent) such transfer (levering), which deed is to be executed before the Notary, a draft of which in the form agreed by the parties is set out in Schedule 9;

“VAT” means within the European Union such Taxation as may be levied in accordance with (but subject to derogations from) the Directive 2006/112/EEC and outside the European Union any similar Taxation levied by reference to added value or sales;

“Warranty and Indemnity Insurance” has the meaning given to it in Clause 9.17.1;

“Warranty Insurance Policy Costs” means €266,805;

“Working Capital” means the aggregate value of the calculation set out in Part 2B of Schedule 4, representing the amount as at the close of business on the Closing Date of Current Assets minus Current Liabilities provided that (i) any amounts included in Closing Debt or Group Companies’ Cash Balances, Intra-Group Financing Payables or Intra-Group Financing Receivables and/or (ii) any amounts owing by the Group as at Closing on account of Financing Break Fees and/or Seller Refinancing Fees, shall in each case not be taken into account in calculating Working Capital;

“Working Capital Adjustment” means the amount by which the Working Capital exceeds (is less negative than) the Target Working Capital (which amount shall be added to the Purchase Price for the purpose of Clause 3.1) or the amount by which the Working Capital is less (more negative) than the Target Working Capital (which amount shall be deducted from the Purchase Price for the purposes of Clause 3.1); and

“W&I Insurer” means the insurer providing the Warranty and Indemnity Insurance.

1.2	Singular, plural, gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.3	References to persons and companies

References to:

1.3.1	a person include any company, partnership or unincorporated association (whether or not having separate legal personality); and

1.3.2	a company includes any company, corporation or body corporate, wherever incorporated.

1.4	References to subsidiaries and holding companies

The words “holding company”, “parent undertaking”, “subsidiary” and “subsidiary undertaking” shall have the same meaning in this Agreement as their respective definitions in the Companies Act 2006.

1.5	Connected persons

A person shall be deemed to be connected with another if that person is connected with such other within the meaning of Section 1122 of CTA 2010.

1.6	Schedules etc.

References to this Agreement shall include any Recitals and Schedules to it and references to Clauses and Schedules are to Clauses of, and Schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and Parts of the Schedules.

1.7	Headings

Headings shall be ignored in interpreting this Agreement.

1.8	Reference to documents

References to any document (including this Agreement), or to a provision in a document, shall be construed as a reference to such document or provision as amended, supplemented, modified, restated or novated from time to time.

1.9	Information

References to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.10	Legal Terms

References to:

1.10.1	the “Netherlands” or “Dutch” refer to the European part of the Netherlands only, unless a contrary indication appears; and

1.10.2	any English legal term shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.

1.11	Non-limiting effect of words

The words “including”, “include”, “in particular” and words of similar effect shall not be deemed to limit the general effect of the words that precede them.

1.12	Currency Conversion

Any amount(s) calculated or expressed to be payable or receivable pursuant to this Agreement shall, where not already the case, be converted from the relevant currency into euros at the Conversion Rate prevailing at the Closing Date. For the purposes of this Clause:

“Conversion Rate” means the spot closing mid-point rate for a transaction between the two currencies in question on the Business Day immediately preceding the Closing Date as quoted by the Financial Times, London edition or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted.

1.13	Reasonable endeavours

Where the words “reasonable endeavours” are used in this Agreement in relation to the performance of any act by a party, the words shall not give rise to an obligation on the part of that party to assume any material expenditure to achieve the same or require that party to take such action which would be likely to have such a detrimental effect on the current or future development of the business of that party that it would be unreasonable to expect that party to take it.

1.14	Meaning of procure

A procuring obligation, where used in relation to the Seller, means that the Seller undertakes to exercise its voting rights and use any and all powers vested in it from time to time as a shareholder in the Company or other entity to ensure compliance with that obligation so far as it is reasonably able to do so.

2	Sale and Purchase of the Share

2.1.1	On and subject to the terms of this Agreement, the Seller hereby sells the Share to the Purchaser and the Purchaser hereby purchases the Share from the Seller.

2.1.2	The Seller shall transfer (in Dutch, leveren) the Share to the Purchaser free from Encumbrances and together with all rights and advantages attaching to it as at Closing (including the right to receive all dividends or distributions declared, made or paid on or after Closing) by the execution of the Transfer Deed before the Notary.

2.1.3	The Seller shall procure that on or prior to Closing any and all rights of pre-emption over the Share are waived irrevocably by the persons entitled thereto.

3	Consideration

3.1	Amount

The consideration for the purchase of the Share under this Agreement shall be an amount in cash equal to:

3.1.1	€470,000,000.00 (the “Purchase Price”);

plus

3.1.2	the Swap Break Fee and the Polish Bond Repayment Amount;

plus

3.1.3	the Group Companies’ Cash Balances and the Intra-Group Financing Receivables;

minus

3.1.4	the Warranty Insurance Policy Costs;

minus

3.1.5	the Closing Debt and the Intra-Group Financing Payables;

plus or minus

3.1.6	the Working Capital Adjustment.

3.2	Payment of Consideration

The consideration shall be paid by way of cash payments pursuant to Clauses 6.3 and 7.3.

3.3	Adjustment to Consideration

If any payment is made by the Seller to the Purchaser in respect of any claim for any breach of this Agreement or pursuant to any indemnity under this Agreement (or any other Transaction Document), the payment shall be treated as an adjustment of the consideration paid by the Purchaser for the Share under this Agreement and the consideration shall be deemed to have been reduced by the amount of such payment.

4	Conditions

4.1	Conditions Precedent

Closing is conditional upon satisfaction of the following conditions, or their satisfaction subject only to Closing:

4.1.1	to the extent that the Transaction is caught under Israeli merger control rules, the IAA issuing a decision approving the Transaction under the Israeli Restrictive Trade Practices Law or the statutory period for the General Director of the IAA to issue a merger decision has lapsed;

4.1.2	to the extent that the Transaction is caught by Russian merger control rules, the Federal Antimonopoly Service of the Russian Federation issuing a decision approving the Transaction under the Russian Law on Protection of Competition;

4.1.3	either:

(i)	to the extent that the Transaction is caught by Polish merger control rules, the OCCP issuing a decision approving the Transaction under the Polish Act on Competition and Consumer Protection or the statutory period for the President of the OCCP to issue a merger decision has lapsed; or

(ii)	to the extent that the Transaction is to be examined by the European Commission as a result of a decision under Article 22(3) of the Council Regulation (EC) 139/2004 (as amended) (the “Regulation”) the European Commission taking a decision (or being deemed to have taken a decision) under Article 6(1)(b) of the Regulation declaring the Transaction compatible with the internal market, without imposing any conditions or obligations that are not on terms reasonably satisfactory to the Purchaser; and

4.1.4	there having been no Material Adverse Change save to the extent such Material Adverse Change has been remedied by the Seller by Closing or, if earlier, within ten Business Days of the Purchaser notifying the Seller that it intends to invoke the condition in this Clause 4.1.4 on account of such Material Adverse Change.

4.2	Responsibility for Satisfaction

4.2.1	Subject to Clause 4.2.5, the Purchaser shall use its best endeavours and take all steps necessary to ensure the satisfaction of the conditions set out in Clauses 4.1.1 to 4.1.3 as soon as possible.

4.2.2	The Purchaser shall provide the Seller with a reasonable opportunity to comment on drafts of any filings, notifications, submissions or other material documentation shared with any Antitrust Authority relating to the conditions set out in Clauses 4.1.1 to 4.1.3 prior to their submission and take account of any reasonable comments received within a reasonable time. The Purchaser shall promptly provide the Seller with copies of all material correspondence, documents or other communications (including any filing made by the Purchaser) with any Antitrust Authority relating to the conditions set in Clauses 4.1.1 to 4.1.3. The Purchaser shall also promptly inform the Seller of the content of any meeting or material conversation which takes place between an Antitrust Authority and the Purchaser or any of its employees, directors, officers, or advisers in relation to the conditions set in Clauses 4.1.1 to 4.1.3 and shall, if requested by the Seller, provide a written summary thereof.

4.2.3	Without prejudice to Clause 4.2.1, the Seller and the Purchaser agree that all material requests and enquiries from any Antitrust Authority and/or any government, governmental, supranational or trade agency, court or other regulatory body which relate to the satisfaction of the conditions set out in Clauses 4.1.1 to 4.1.3 shall be dealt with by the Seller and the Purchaser in consultation with each other and the Seller and the Purchaser shall promptly co-operate with and provide all necessary information and assistance required by such Antitrust Authority, government, agency, court or body upon being requested to do so by the other.

4.2.4

The Purchaser shall take all steps necessary to secure the satisfaction of the conditions set out in Clauses 4.1.1 to 4.1.3 as soon as possible. Subject to Clause 4.2.5, such steps shall include proposing, negotiating and offering to commit and agreeing, in each case where necessary to ensure that the conditions set out in Clauses 4.1.1 to 4.1.3 are satisfied as soon possible, and in any event prior to the Long Stop Date, with the Antitrust Authorities to effect (and if such offer is accepted, commit to effect), by agreement, order or otherwise, any condition, undertaking, obligation, measure or requirement (including the sale, divestiture, licence, disposition or termination of any necessary assets or businesses of the Purchaser, any member of the Purchaser’s Group, or any member of the Group).

4.2.5	The Purchaser and the Seller agree that the sale, divestiture, licence or disposition of any assets or businesses of the Purchaser, any member of the Purchaser’s Group or any member of the Group required under Clause 4.2.4 shall not be required where such action or divestment relates to an asset or business of the Purchaser’s Group which is located in the United Kingdom

4.2.6	The Purchaser and the Seller agree that if there is an order in place preventing Closing issued under section 72 of the Enterprise Act 2002 (an “Enterprise Act Order”), the parties shall, if required, agree in good faith a reasonable extension to the Closing Date such that lawful Closing may be achieved. The Purchaser agrees to use all reasonable endeavours to expeditiously facilitate lifting of the Enterprise Act Order to permit closing.

4.2.7	The Purchaser shall give notice to the Seller of the satisfaction of the conditions set out in Clauses 4.1.1 to 4.1.3 within two Business Days of becoming aware of the same.

4.3	Non-Satisfaction/Waiver

4.3.1	The Seller and the Purchaser may at any time jointly waive in whole or in part and conditionally or unconditionally any of the conditions set out in Clause 4.1 by written agreement.

4.3.2	If the conditions set out in Clauses 4.1.1 to 4.1.3 are not satisfied or waived by 5.00 p.m. (UK time) on the Long Stop Date each of the Purchaser or the Seller may, in its sole discretion, terminate this Agreement, and neither the Seller nor the Purchaser shall have any claim against the other under it, save for any claim arising from breach of any obligation contained in Clause 4.2 and/or under the Surviving Clauses.

5	Pre-Closing

5.1	The Seller’s Obligations in Relation to the Conduct of Business

5.1.1	The Seller undertakes to procure that between the date of this Agreement and Closing each Group Company shall:

(i)	carry on its business as a going concern in the ordinary course as carried on prior to the date of this Agreement, save in so far as agreed in writing by the Purchaser such consent not to be unreasonably withheld or delayed; and

(ii)	fulfil all mandatory legal obligations to inform, notify and consult their employee representatives triggered by the Transaction, subject to the Purchaser providing, at the request of the Seller, the necessary information to enable the Seller to fulfil such obligations.

5.1.2	Without prejudice to the generality of Clause 5.1.1 and subject to (i) Clause 5.2 and (ii) the terms and conditions of the Group’s debt financing agreements, the Seller undertakes to procure that, between the date of this Agreement and Closing, each Group Company shall not, except as may be required to give effect to and to comply with this Agreement, without the prior written consent of the Purchaser such consent not to be unreasonably withheld or delayed:

(i)	acquire, transfer, lease, license or otherwise dispose of any company, undertaking, group or business, other than for an individual transaction for a company/business operating in the water or coffee industries in excess of €1,000,000 per transaction and €5,000,000 in aggregate;

(ii)	provide or receive any service otherwise than at market value and on an arm’s-length basis;

(iii)	enter into or make itself liable for any capital commitment (whether by way of purchase, lease, hire purchase or otherwise) which exceeds €1,000,000 (exclusive of VAT) on an individual basis;

(iv)	incorporate any new subsidiary or branch of the Group, or undertake any Group reorganisation other than the strike-off/winding up of any dormant company or any other minor restructuring undertaken for bona fide operational requirements;

(v)	form, enter into, terminate or withdraw from any partnership, consortium, joint venture or any other incorporated or unincorporated association;

(vi)	enter into, or increase or extend any liability under, any guarantee or indemnity (other than (i) in the ordinary and usual course of trading or (ii) as envisaged by the Group’s debt finance agreements);

(vii)	amend, vary or waive any provision of, or terminate (or give notice to terminate), compromise or enforce its rights under, any of the Group’s debt finance agreements, or request any indulgence or waiver thereunder or take any action inconsistent therewith;

(viii)	adopt, amend or otherwise alter the annual budget or business plan of the Group or take any action materially inconsistent therewith save as is otherwise contemplated by the Transaction Documents;

(ix)	amend, vary, waive or breach any provision of, or enter into, fail to enforce or terminate (or give notice to terminate or commit a material or persistent breach of) any contract to which that Group Company is a party which either (i) constitutes a commitment in excess of €2,000,000; or (ii) is outside the ordinary and usual course of trading;

(x)	enter into any agreement which restricts its freedom to do business;

(xi)	make, increase or extend any loan or advance or grant any credit to anyone whomsoever (other than (i) trade credit in the ordinary and usual course of trading, (ii) advances made to employees either against expenses properly incurred by them on that Group Company’s behalf or in the ordinary and usual course of business, or (iii) to a wholly-owned subsidiary of the Company) or acquire any indebtedness owed by that Group Company or other third party to any lender;

(xii)	grant, create or allow to arise any Encumbrance over any of its assets (other than (i) charges arising by operation of law and/or in the ordinary and usual course of trading, or (ii) as envisaged by the Group’s debt finance agreements);

(xiii)	borrow any monies or incur any indebtedness or other financing liability other than (i) in accordance with the Group’s annual budget, (ii) trade credit in the ordinary and usual course of trading, (iii) pursuant to the Group’s debt finance agreements (including under any revolving facilities available to the Group in the ordinary course of business), or (iv) signing new or replacing existing finance leases in the ordinary course of business;

(xiv)	amend, vary, waiver or breach any provision of the Group’s debt financing agreements or transfer or assign any obligations of a Group Company under the Group’s debt financing agreements;

(xv)	enter into or participate in any discussions with existing or prospecting debt finance providers to the Group in connection with any actual or potential amendment, variation, waiver or breach of any provision of the Group’s debt financing agreements, or a refinancing of the Group’s debt financing arrangements;

(xvi)	establish any bonus, profit sharing, share option or other incentive scheme (whether legally binding or not) for Senior Employees of the Group or vary any such scheme which has been established;

(xvii)	make any material changes to or make any discretionary payouts or payouts in excess of formula amounts calculated under the rules of such scheme any bonus, profit sharing, share option or other incentive scheme (whether legally binding or not) for Senior Employees;

(xviii)	enter into any transaction of whatsoever nature with or for the benefit of, or make any payment (other than a bona fide payment of emoluments for services rendered in accordance with the relevant service agreement) to, any Manager or any person connected with any Manager or repay to any Manager or any such connected person any loan outstanding from time to time from any Group Company prior to its due date for repayment

(xix)	the appointment, termination or material amendment to the terms of employment of any employee of, or the appointment, termination or material amendment to the terms of engagement of any other person whose services are or are to be provided to, any member of the Group whose base salary or the payment for whose services is to be or is in excess of €200,000 a year, or any variation of the remuneration or other benefits or terms of employment or engagement of any such person;

(xx)	establish or vary the terms of any pension or life insurance scheme save for minor amendments to existing plans or as required by law;

(xxi)	approve the transfer of any shares held by an employee benefit trust to any person or give any consent in connection with any share transfer;

(xxii)	other than (a) termination and replacement of the lease of the premises located at Lopuszánska 38, Warsaw, (b) termination of the leases at Glil

Yam, Hasata and Timna (each in Israel), and (c) entry into a new lease at Bat-Yam (also in Israel), acquire or dispose of any freehold or leasehold property with a value in excess of €750,000 other than the renewal of a rent contract which is renewed on similar terms (including a reasonable rent increase), grant or surrender a lease involving a gross rent in excess of €750,000 per annum in respect of such property or take or omit to take any action which could prejudice the continuation of any such lease;

(xxiii)	amend or waive any provision of its articles of association;

(xxiv)	vary the rights attaching to the Share or other securities issued by any Group Company;

(xxv)	make any increase or reduction or other alteration whatsoever (including by way of redemption, purchase, sub-division, consolidation or redesignation) of any Group Company’s share capital or grant any option to subscribe for or acquire shares in a Group Company or issue any other securities;

(xxvi)	otherwise than as provided by the Transaction Documents, declare or pay any dividend or make any other distribution in respect of the profits, assets or reserves or in any other way reduce the reserves of the Group Company;

(xxvii)	give notice of or propose any resolution to wind up, file or make any petition, application or notice for the appointment or intended appointment of an administrator or liquidator or provisional liquidator or invite any person to appoint an administrative receiver or administrator, or any other steps towards the insolvency or liquidation of any Group Company other than the strike-off/winding up of any dormant company, or do anything similar or analogous to the matters described in this sub-paragraph (xxvii);

(xxviii)	without prejudice to any right that the Seller’s parent undertaking may have to replace an existing nominee, appoint, materially vary the terms of appointment of, or remove any person from the office of director or chairman to any Group Company;

(xxix)	change the Group’s auditors unless they shall at their own insistence resign or not seek re-appointment;

(xxx)	make any change in the Group accounting reference date or (save as may be necessary to comply with changes in statements of standard accounting practice) its accounting policies;

(xxxi)	incorporate or liquidate any subsidiary undertaking or effect any hive-up, hive-down, merger, amalgamation, demerger, corporate reconstruction or group reorganisation;

(xxxii)	make or permit any material change in the nature or scope of the Group’s business;

(xxxiii)	factor or in any other way dispose of or encumber any of the book debts of a Group Company or enter into any invoice discounting arrangements or other forms of off-balance sheet financing, save as agreed in any general factoring plan of the Group;

(xxxiv)	initiate, discontinue or settle any litigation or arbitration proceedings where the amount claimed (either by or against it) together with any costs incurred (or likely to be incurred) by it in connection therewith exceeds €100,000 (exclusive of VAT) and where the proceedings do not relate to accounts receivable settlements in the ordinary course;

(xxxv)	grant or enter into any licence, agreement or arrangement outside the ordinary course of business concerning any part of the name or trading names of any Group Company or the goodwill attaching to the same or any other part of the Group’s intellectual property;

(xxxvi)	formulate or make material changes to the Group’s management strategy, health and safety policy or environmental policy;

(xxxvii)	expand, develop or evolve the Group or carry on the Group’s business, other than through the Company or a wholly owned subsidiary undertaking of the Company;

(xxxviii)	make any material alteration to any insurance policy held by any Group Company; or

(xxxix)	enter into any new contract or agreement with respect to the GetFresh Transaction, or grant any consent, amend, vary, waive, terminate or exercise or fail to assert any rights under any existing contract with respect to GetFresh.

5.1.3	The Seller undertakes promptly after the date of this Agreement to give a written direction to the Senior Managers bringing the detailed provisions of Clauses 5.1 and 5.2 to their attention and requiring each Senior Manager to comply with such provision.

5.2	Exceptions to Seller’s Obligations in Relation to the Conduct of Business

Clause 5.1 shall not operate so as to prevent or restrict:

5.2.1	the payment of any management, monitoring or directors’ fees and expenses payable to a Related Party;

5.2.2	any matter reasonably undertaken by any member of the Group in an emergency or disaster situation with the intention of minimising any adverse effect of such situation in relation to the Group or the Seller’s Group;

5.2.3	any action required to be undertaken to comply with applicable legal or regulatory requirements;

5.2.4	any matter expressly permitted by this Agreement or required to give effect to and to comply with this Agreement; or

5.2.5	any matter undertaken at the written request or with the written consent of the Purchaser,

provided, that, in respect of Clauses 5.2.2 to 5.2.5, the Seller shall notify the Purchaser as soon as reasonably practicable of any action taken or proposed to be taken pursuant thereto, shall provide to the Purchaser all such information as the Purchaser may reasonably request in relation to such action and shall use reasonable endeavours to consult with the Purchaser in respect of any such action.

5.3	Information

Without prejudice to the generality of Clause 5.1.1 or the obligations set out in Clause 5.5, the Seller shall procure that the Group Companies shall, prior to Closing allow the Purchaser and its agents, upon reasonable notice, reasonable access in office hours to, the books, records and documents of the Group for the purpose of planning and preparing for integration following Closing, provided that the obligations of the Seller under this Clause shall not extend to allowing access to information which is (i) reasonably regarded as confidential to the activities of the Seller other than in relation to the Group, (ii) information of the Group to the extent such information cannot be shared with the Purchaser prior to Closing in compliance with applicable law including all applicable antitrust laws governing the exchange of competitively sensitive information, or (iii) not reasonably required by the Purchaser for such purpose.

5.4	Insurance

Without prejudice to the generality of Clause 5.1.1, between the date of this Agreement and Closing:

5.4.1	the Seller shall and/or shall procure that the relevant members of the Seller’s Group shall maintain in force all Group Insurance Policies inter alia for the benefit of the Group Companies; and

5.4.2	the Seller shall not and/or shall procure that the relevant members of the Seller’s Group shall not without the prior written consent of the Purchaser settle any insurance claim made by or on behalf of any Group Company materially below the amount claimed.

5.5	Assistance with Financing

5.5.1	The Seller agrees to use commercially reasonable efforts to cause the Group Companies to provide, upon the reasonable request of the Purchaser, and (in accordance with Clause 5.5.2) at the Purchaser’s sole cost and expense, all commercially reasonable cooperation in connection with the arrangement of the New Note Offering or any other financing contemplated in the Commitment Letter (collectively, the “Applicable Financing”) in connection with the transactions contemplated hereby, including:

(i)	as promptly as reasonably practical furnishing the Purchaser, its financing sources and their respective Representatives with the Required Information and such quarterly financial and other information regarding the Group as may be reasonably requested by the Purchaser consistent with the Group’s past practice (including in connection with the Purchaser’s preparation of pro forma financial statements) and as may be reasonably necessary for the Debt Providers of the Applicable Financing to receive comfort from the auditors under (iv) below;

(ii)	assisting in preparation for, and senior management of the Group’s participation in, marketing efforts (including a reasonable number of meetings and calls), drafting sessions, rating agency presentations, road shows and accounting and other due diligence sessions (including using commercially reasonable efforts to cause the Group’s independent auditors to participate therein) and sessions with prospective lenders, investors and rating agencies and assisting the Purchaser in obtaining ratings as contemplated by the Applicable Financing;

(iii)	assisting the Purchaser with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents for the Applicable Financing which shall include an operating and financial overview of the business conducted by the Group Companies for the last three (3) fiscal years and the most recent interim period;

(iv)	providing customary representations in connection with the preparation of financial statements and other financial data of the Group, requesting accountants’ consents in connection with the use of Group’s financial statements in offering documents and using commercially reasonable efforts to cause its independent auditors to issue customary “SAS 72” comfort letters (including circle-ups) to the Debt Providers and other financing sources providing the Applicable Financing in a form (including as to negative assurance) customarily received by underwriters or initial purchasers of debt securities in high yield Rule 144A/Regulation S offerings and participate in an accounting due diligence call prior to the launch of the New Note Offering, subject to their applicable professional standards and internal policies;

(v)	assisting, and using commercially reasonable efforts to cause the Group’s independent auditors to assist, the Purchaser in connection with the preparation of pro forma financial information (other than with respect to accounting comfort) and financial statements to the extent necessary (or reasonably required by the Purchaser’s financing sources (including the Debt Providers)) to be included in any Applicable Financing offering documents;

(vi)	providing documentary due diligence materials as is customary in a private offer and sale of debt securities in the U.S. and European high yield markets under the exemptions provided by Rule 144A and Regulation S under the U.S. Securities Act of 1933;

(vii)	complying with customary publicity guidelines with respect to the offering of any Applicable Financing, including refraining from public comment regarding any such offering without the prior written consent of the Purchaser except as may be required by applicable law;

(viii)	providing the necessary ‘know your customer’ documents reasonably requested by the Purchaser and its financing sources to permit the relevant Group Companies to execute or accede to any documents entered into in connection with any Applicable Financing;

(ix)	executing and delivering as of or following the Closing any pledge and security documents, legal opinions, other definitive financing documents, or other certificates or documents as may be reasonably requested by the Purchaser and otherwise facilitating the pledging or releasing of collateral (including cooperation in connection with the pay-off of Indebtedness and the release of related liens and termination of security interests); and

(x)	taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by the Purchaser that are necessary or customary to permit the consummation of the Applicable Financing.

5.5.2	The Seller agrees to (i) provide the Debt Providers of the ABL Facility and their Representatives the Required Information, and (ii) use commercially reasonable efforts to cause the Group Companies to provide, upon the reasonable request of the Purchaser, and (in accordance with Clause 5.5.3) at the Purchaser’s sole cost and expense, the Debt Providers of the ABL Facility and their Representatives access to the books and records, officers and employees, and Properties of the Group Companies in order to conduct reasonably necessary field examinations and collateral audits in connection with the ABL Facility provided, however, that (i) the Debt Providers to the ABL Facility or their Representatives shall schedule and coordinate all examinations and audits with the Seller and shall give the Seller at least four (4) Business Days’ prior written notice thereof, (ii) such examinations or audits shall be conducted during normal business hours, (iii) not more than two (2) such examinations or audits shall be conducted, and (iv) the Seller shall be entitled to have Representatives present at all times during any such examination or audit.

5.5.3	Notwithstanding the foregoing, nothing in this Agreement shall require any such cooperation to the extent that it would (i) require any Group Company to enter into any financing, purchase or other agreement for the Applicable Financing that would be effective prior to the Closing or (ii) result in any officer, director, manager or other Representative of any Group Company or of any member of the Seller’s Group incurring any personal liability with respect to any matters relating to the Applicable Financing. No member of the Seller’s Group shall be required to pay any fees or expenses in connection with the Applicable Financing and no Group Company shall be required to pay any such fees or expenses prior to the Closing, and the Group shall be reimbursed by the Purchaser for any Seller Refinancing Fees. The Purchaser shall indemnify and hold harmless the Company and its Affiliates and each member of the Seller’s Group and their respective Representatives from and against any and all Losses suffered or incurred by them in connection with the Applicable Financing (including actions taken in accordance with this Clause 5.5), except to the extent that such Losses result from the Group having provided the Purchaser (or omitted to provide the Purchaser) with information that was intentionally materially incorrect or misleading (including as a result of its omission).

5.6	Termination of Interest Rate Swap

Immediately prior to Closing, the Seller shall procure the termination of the Interest Rate Swap and shall pay, or procure that a Group Company pays, all amounts due to the counterparty in connection with such termination in accordance with the terms of the Interest Rate Swap.

5.7	Part-Repayment of Finco Loan

Prior to Closing, the Seller shall procure that the Group shall repay to Hydra Luxembourg Finco S.à r.l. the sum of €15,083,000, being part of the loan owing by the Company to Hydra Luxembourg Finco S.à r.l..

5.8	Other Seller’s Obligations Prior to Closing

5.8.1	The Seller shall procure that prior to Closing the Purchaser is granted reasonable access upon reasonable notice to meet with each Senior Employee in order to discuss and negotiate their terms of employment as from Closing, including, for the avoidance of doubt, the insertion of customary non-compete and non-solicitation restrictions and PILON and gardening leave provisions into their employment terms. For the avoidance of doubt, the agreement or failure of any Senior Employee to agree to any amendments to their employment terms shall not constitute a breach of this Agreement.

5.8.2	The Seller agrees, to the extent permitted by applicable law, to promptly notify the Purchaser of any requests and enquiries with respect to the GetFresh Transaction that any Group Company may receive from the OCCP at any time prior to Closing and to procure that the relevant Group Company only responds to any such requests and enquiries with the prior consent (not to be unreasonably withheld or delayed) of, and following consultation with, the Purchaser.

5.8.3	The Seller agrees to discuss in good faith with the Purchaser the Seller’s proposed strategy for communicating details of the Transaction with any of the Group’s material contractual counterparties who would, on completion of the Transaction, have the ability to terminate or materially amend (in a way disadvantageous to the Group) the terms of their agreement.

5.8.4

(i)	The Purchaser acknowledges and agrees that obtaining Debt Financing or financing of any kind is not a condition to completion of the Transaction and reaffirms its obligation to consummate the Transaction subject solely to the satisfaction or waiver of the conditions in Clause 4.1 irrespective and independently of the availability of the Debt Financing or any other financing.

(ii)	The Purchaser has delivered to the Seller true, complete and correct copies of the Commitment Letter (collectively, the “Debt Financing Commitment”), pursuant to which the lenders party thereto have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the purposes set forth therein, including completion of the Transaction (the “Debt Financing”). The Debt Financing Commitment has not been amended or modified as of the date hereof. Except for a fee letter relating to fees with respect to the Debt Financing (a redacted copy (as to economic terms and other commercially sensitive numbers) of which has been provided to the Seller), as of the date hereof there are no side letters or other agreements, contracts or arrangements that could affect the Debt Financing Commitments other than as expressly set forth in the Debt Financing Commitments delivered to the Seller prior to the date hereof.

(iii)

The Purchaser shall use all reasonable best endeavours to take, or cause to be taken, all actions and to do, or cause to be done to (i) maintain in effect the Debt Financing Commitment until the Transaction is consummated, (ii) to the extent necessary to pay the Closing Amount and discharge the Purchaser’s obligations pursuant to paragraph 2.5 of Schedule 3, satisfy on a timely basis all conditions and covenants applicable to the Purchaser or any of its Affiliates in the Debt Financing Commitment and otherwise comply with its obligations thereunder, (iii) to the extent necessary to pay the Closing Amount and discharge the Purchaser’s obligations pursuant to paragraph 2.5 of Schedule 3, enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Debt Financing Commitment and the related fee letter, and (iv) to the extent necessary to pay the Closing Amount obtain the Debt Financing on the terms and conditions set forth in the Debt Financing Commitments.

(iv)	In furtherance of the provisions of this Clause 5.8.4, the Debt Financing Commitments may be amended, restated, supplemented or otherwise modified, among other things, to add or replace one or more lenders, lead arrangers, bookrunners, syndication agents or similar entities that had not executed the Debt Financing Commitments as of the date hereof, to increase the amount of indebtedness or otherwise to replace one or more facilities with one or more new facilities or modifying one or more commitments or facilities in a manner not less beneficial in the aggregate to the Purchaser; provided that, without the prior written consent of the Seller, such amended, restated, supplemented or modified Debt Financing Commitments shall not in any material respect (i) amend the Debt Financing so as to add (or expand) any conditions to the receipt of the initial funding or otherwise in the reasonable opinion of the Seller adversely impact the ability of the Purchaser to timely consummate the Transaction or impair the ability of the Purchaser to enforce its rights against any party to the Debt Financing Commitments or (ii) prevent, delay or impair the availability of financing under the Debt Financing Commitments.

5.9	Indemnity

The Seller agrees and undertakes with the Purchaser to indemnify, keep indemnified and hold harmless the Purchaser from and against all Losses which the Purchaser or any Group Company suffers or incurs directly or indirectly resulting from any professional fees and expenses payable in relation to the GetFresh Transaction, including the fees of mBank, mCF investment banking advisory fees and the Group’s legal fees and expenses up to an amount not exceeding €500,000.

6	Closing

6.1	Date and Place

6.1.1	Subject to Clause 4, Closing shall take place at 9:00 a.m. at the offices of the Seller’s Lawyers on the 10th Business Day following notification of the fulfilment or waiver of the conditions set out in Clause 4.1, or at such other location, time or date as may be agreed between the Purchaser and the Seller, provided always that Closing shall take place on a Business Day and shall not take place prior to 29 July 2016.

6.1.2	The parties agree that if the date set for Closing in accordance with Clause 6.1.1 would fall within seven days prior to the end of a calendar month, Closing shall instead take place on the last Business Day of the calendar month.

6.2	Closing Events

On Closing, the Seller and the Purchaser shall comply with their respective obligations specified in Schedule 3 except to the extent waived by the other Parties.

6.3	Payment on Closing

On Closing, the Purchaser shall pay:

6.3.1	an amount in cash to the Seller which is equal to:

(i)	the Purchase Price;

minus

(ii)	the Escrow Amount;

plus

(iii)	the Swap Break Fee and the Polish Bond Repayment Amount;

plus

(iv)	the Estimated Cash and the Estimated Intra-Group Financing Receivables;

minus

(v)	the Warranty Insurance Policy Costs;

minus

(vi)	the Estimated Debt and the Estimated Intra-Group Financing Payables;

plus or minus

(vii)	the Estimated Working Capital Adjustment,

(such amounts together being the “Closing Amount”), and

6.3.2	the Escrow Amount into the Escrow Account in accordance with Schedule 7.

6.4	Notifications to determine payments on Closing

6.4.1	Five Business Days prior to Closing, the Seller shall notify the Purchaser of:

(i)	the Estimated Cash;

(ii)	the Estimated Debt;

(iii)	the Estimated Intra-Group Financing Receivables;

(iv)	the Estimated Intra-Group Financing Payables; and

(v)	the Estimated Working Capital.

6.4.2	The Seller’s notification pursuant to Clause 6.4.1 shall specify the relevant debtor and creditor for each Estimated Intra-Group Financing Payable and Estimated Intra-Group Financing Receivable.

6.4.3	The Seller agrees that in order for its estimates in Clause 6.4.1 to qualify as reasonable, it must reasonably expect that any Adjustment Amount payable to the Purchaser will be in an amount lower than the Price Adjustment Escrow Agreement.

6.5	Repayments of Intra-Group Financing Payables and Intra-Group Financing Receivables

6.5.1	Immediately following Closing but on the Closing Date:

(i)	the Purchaser shall procure that each relevant Group Company repays to the relevant member of the Seller’s Group (other than another Group Company) the amount of any Estimated Intra-Group Financing Payables in respect of that Group Company, and shall acknowledge on behalf of each relevant Group Company the payment of the Estimated Intra-Group Financing Receivables in accordance with Clause 6.5.1(ii); and

(ii)	the Seller shall procure that each relevant member of the Seller’s Group (other than a Group Company) repays to the relevant Group Company the amount of any Estimated Intra-Group Financing Receivables in respect of that Group Company, and shall acknowledge on behalf of each relevant member of the Seller’s Group the payment of the Estimated Intra-Group Financing Payables in accordance with Clause 6.5.1(i).

6.5.2	The repayments made pursuant to Clause 6.5.1 shall be adjusted in accordance with Clause 7.4 when the Closing Statement becomes final and binding in accordance with Clause 7.2.1.

6.6	Repayments of Third Party Indebtedness

6.6.1	The Seller shall, at the direction and at the cost of the Purchaser, procure the issuance (in accordance with the relevant indenture) of a conditional notice (the “Notice”) of optional redemption (the “Redemption”) by Hydra Dutch Holdings 2 B.V. in relation to all of its (i) outstanding 8.00% Senior Secured Notes due 2019 and (ii) Floating Rate Senior Secured Notes due 2019 ((i) and (ii) together, the “Existing Notes”) and of the satisfaction and discharge (the “Satisfaction and Discharge”) of the Existing Notes indentures on the Closing Date; provided that (a) such Notice shall be conditional on the occurrence of Closing and otherwise in form and substance reasonably acceptable to the Purchaser and the trustee under the relevant indenture, (b) with respect to the Redemption, the redemption date shall be following Closing and may be on or after the Closing Date; provided that on or prior to 10:00am, London time, one Business Day (as defined under the relevant indenture) prior to the redemption date, the Purchaser shall have irrevocably deposited with the paying agent under the relevant indenture money in immediately available funds and designated for and sufficient to pay all amounts due to effect such redemption and (c) with respect to the Satisfaction and Discharge, the Purchaser shall have irrevocably deposited with the Trustee under the relevant indenture on the Closing Date money in immediately available funds designated for and sufficient to pay all amounts due and payable under the relevant indenture (other than to the extent covered under (b) above).

6.6.2	The Seller shall (once the Closing Date is known), at the direction and at the cost of the Purchaser, procure the delivery of a voluntary prepayment notice (in accordance with the relevant facility agreement) for the prepayment in full of the RCF, such notice in form and substance reasonably acceptable to the Purchaser and the agent under the RCF. The prepayment date shall be following Closing but on the Closing Date.

6.6.3	All costs associated with the repayment, prepayment, cancellation redemption or other refinancing of the Existing Notes and the RCF, including for the avoidance of doubt any break fees or repayment fees and all costs associated with the release of any associated security, and all steps taken in connection therewith (regardless of whether or not such repayment, prepayment, cancellation or redemption actually occurs) shall be Seller Refinancing Fees.

6.7	Breach of Closing Obligations

If a party fails to comply with the obligations set out in Clause 6.3 or paragraphs 1.1.1, 1.1.7, 1.1.8, 1.1.9, 1.3.2, 2.2.2, 2.2.3, 2.3, 2.5, 2.6 (each as may be adjusted in accordance with paragraph 2.7), 2.8 or 3.1 of Schedule 3 (as applicable), the Purchaser, in the case of non-compliance by the Seller, or the Seller, in the case of non-compliance by the Purchaser, shall be entitled (without prejudice to the right to claim damages or other compensation) by written notice to the other served on the agreed date for Closing:

6.7.1	to terminate this Agreement (other than the Surviving Clauses) without liability on its part, such termination to take effect two Business Days following such notice unless the other party has remedied its non-compliance in all respects by the end of the second Business Day; or

6.7.2	to effect Closing so far as practicable having regard to the defaults which have occurred; or

6.7.3	to fix a new date for Closing (being not more than 20 Business Days after the agreed date for Closing) in which case the provisions of Schedule 3 shall apply to Closing as so deferred but provided such deferral may only occur once.

7	Post-Closing Adjustments

7.1	Closing Statement

The Purchaser shall procure that as soon as practicable following Closing there shall be drawn up a draft of the Closing Statement (the “Draft Closing Statement”) in accordance with Schedule 4.

7.2	Determination of Closing Statement

7.2.1	The Draft Closing Statement as agreed or determined pursuant to paragraph 3 of Part 1 of Schedule 4:

(i)	shall constitute the Closing Statement for the purposes of this Agreement; and

(ii)	shall be final and binding on the Seller and the Purchaser.

7.2.2	The Working Capital, the Group Companies’ Cash Balances, the Closing Debt, the Intra-Group Financing Receivables and the Intra-Group Financing Payables shall be derived from the Closing Statement.

7.3	Adjustments to Consideration

7.3.1	Group Companies’ Cash Balances

(i)	If the Group Companies’ Cash Balances are less than the Estimated Cash, the Seller shall repay to the Purchaser an amount equal to the deficiency; or

(ii)	if the Group Companies’ Cash Balances are greater than the Estimated Cash, the Purchaser shall pay to the Seller an additional amount equal to the excess.

7.3.2	Intra-Group Financing Receivables

(i)	If the Intra-Group Financing Receivables are less than the Estimated Intra-Group Financing Receivables, the Seller shall repay to the Purchaser an amount equal to the deficiency; or

(ii)	if the Intra-Group Financing Receivables are greater than the Estimated Intra-Group Financing Receivables, the Purchaser shall pay to the Seller an additional amount equal to the excess,

in each case in accordance with Clause 7.4.

7.3.3	Closing Debt

(i)	If the Closing Debt is greater than the Estimated Debt, the Seller shall repay to the Purchaser an amount equal to the excess; or

(ii)	if the Closing Debt is less than the Estimated Debt, the Purchaser shall pay to the Seller an additional amount equal to the deficiency.

7.3.4	Intra-Group Financing Payables

(i)	If the Intra-Group Financing Payables are greater than the Estimated Intra-Group Financing Payables, the Seller shall pay to the Purchaser an amount equal to the excess; or

(ii)	if the Intra-Group Financing Payables are less than the Estimated Intra-Group Financing Payables, the Purchaser shall repay to the Seller an additional amount equal to the deficiency,

in each case in accordance with Clause 7.4.

7.3.5	Working Capital

(i)	If the Working Capital is less (more negative) than the Estimated Working Capital, the Seller shall repay to the Purchaser an amount equal to the deficiency; or

(ii)	if the Working Capital exceeds (is less negative than) the Estimated Working Capital, the Purchaser shall pay to the Seller an additional amount equal to the excess.

7.3.6	Adjustment Amount

The net amount to be paid by (i) the Seller to the Purchaser, or (ii) the Purchaser to the Seller as a result of the calculations in Clauses 7.3.1 to 7.3.5 shall be the “Adjustment Amount”. The Parties agree that the Adjustment Amount may be settled by one payment reflecting the net aggregate position rather than individual payments for the constituent parts.

7.4	Adjustments to Repayment of Intra-Group Financing Payables and Intra-Group Financing Receivables

Following agreement or determination of the Closing Statement pursuant to Clause 7.2 and paragraph 3 of Part 1 of Schedule 4, if the amount of any Intra-Group Financing Payable and/or any Intra-Group Financing Receivable contained in the Closing Statement is greater or less than the amount of the corresponding Estimated Intra-Group Financing Payable or Estimated Intra-Group Financing Receivable, then the Seller and the Purchaser shall procure that such adjustments to the repayments pursuant to Clause 6.5.1 are made as are necessary to ensure that (taking into account such adjustments) the actual amount of each Intra-Group Financing Payable and each Intra-Group Financing Receivable has been repaid by each relevant Group Company to the relevant member of the Seller’s Group or by the relevant member of the Seller’s Group to the relevant Group Company, as the case may be.

7.5	Date and Effect of Payment

7.5.1	Any payment pursuant to Clause 7.3 or 7.4 shall be made on or before the Final Payment Date.

7.5.2	Where any payment is required to be made pursuant to Clause 7.3, the payment pursuant to Clause 6.3 shall be reduced or increased accordingly.

7.6	Nestlé Waters Purchase Price Adjustment

7.6.1	The Seller shall be permitted to negotiate and agree prior to Closing a settlement with Nestlé Waters SAS of any outstanding purchase price adjustment pursuant to schedule 4 to the Nestlé Waters SAPA and of any outstanding claim for indemnity payments pursuant to clause 11.15 of the Nestlé Waters SAPA. The terms of any such settlement in respect of any purchase price adjustment and/or claim for indemnity payments shall be at the sole discretion of the Seller provided that (i) the terms of such settlement are limited to the payment or receipt, or agreement to pay or receive, a fixed cash settlement amount and (ii) such settlement amount is paid out in cash prior to 110 days after Closing.

7.6.2	The Purchaser shall procure that during the 110 days following the Closing Date the Group shall use its best endeavours to negotiate and agree within such period the most favourable settlement available to it in the circumstances, of any outstanding purchase price adjustment pursuant to schedule 4 to the Nestlé Waters SAPA and of any outstanding claim for indemnity payments pursuant to clause 11.15 of the Nestlé Waters SAPA.

7.6.3

On the 90th day following Closing, the Purchaser shall provide the Seller with its reasonable estimate of the fair value of the likely outcome of any and all unresolved discussions in respect of any claim for indemnity payments pursuant to clause 11.15 of the Nestlé Waters SAPA and shall further provide the Seller with reasonable access, during office hours, to the books, records and documents of the Group and the relevant members of management participating in the negotiation of said claim(s) for the purpose of assessing the basis of the Purchaser’s estimate.

8	Warranties

8.1	The Seller’s Warranties

8.1.1	Subject to Clause 8.2, the Seller warrants to the Purchaser that the statements set out in Schedule 5 are true and accurate as of the date of this Agreement, and in respect of the Fundamental Warranties, will be true and accurate at Closing as if they had been repeated at Closing.

8.1.2	The only Seller’s Warranties given:

(i)	in respect of the Properties are those contained in paragraphs 4.1 and 4.2 of Schedule 5 and each of the other Seller’s Warranties shall be deemed not to be given in respect of the Properties;

(ii)	in respect of Intellectual Property Rights are those contained in paragraph 5.1 of Schedule 5 and each of the other Seller’s Warranties shall be deemed not to be given in respect of Intellectual Property Rights;

(iii)	in respect of employee and employee benefit matters (including pensions) are those contained in paragraph 8 of Schedule 5 and each of the other Seller’s Warranties shall be deemed not to be given in respect of such matters;

(iv)	in respect of the Environment are those contained in paragraph 10 of Schedule 5 and each of the other Seller’s Warranties shall be deemed not to be given in respect of the Environment;

(v)	in respect of products or services manufactured, sold or supplied by any Group Company are those contained in paragraph 13 of Schedule 5 and each of the other Seller’s Warranties shall be deemed not to be given in respect of such matters; and

(vi)	in respect of Tax matters are those contained in paragraph 14 of Schedule 5 and each of the other Seller’s Warranties shall be deemed not to be given in respect of such matters.

8.1.3	Any Seller’s Warranty qualified by the expression “so far as the Seller is aware” or any similar expression shall, unless otherwise stated, be deemed to refer to the actual knowledge of Raanan Zilberman, Itamar Eder, Yaron Erez, Olivier Plouvin, Shirley Cohen, Pierre Torbey and Guy Toibin (together the “Senior Management” and each a “Senior Manager”), having made due and careful enquiries of the other Senior Managers.

8.1.4	Except as expressly provided for under this Agreement or the Tax Deed, the Purchaser acknowledges and agrees that the Seller does not give or make any warranty or representation as to the accuracy of the forecasts, estimates, projections, statements of intent or statements of opinion provided to the Purchaser or any of its directors, officers, employees, agents or advisers on or prior to the date of this Agreement, including in the management presentations contained in folders 1.1 and 1.5 of the Data Room.

8.2	Seller’s Disclosures

8.2.1	The Seller’s Warranties are subject to the following matters:

(i)	any matter which is fairly disclosed in this Agreement, in the Disclosure Letter or in the Disclosure Documents provided that such matters are disclosed in sufficient detail to enable the Purchaser to assess the nature and scope of the matter disclosed;

(ii)	all matters which would be revealed by making a search on the date two Business Days prior to the date of this Agreement on the public file of each Group Company at the Companies Registry in the United Kingdom (or the Dutch Trade Register of the Chamber of Commerce in the Netherlands); and

(iii)	all matters appearing in the statutory books (including all registers and minute books) of each Group Company as at the date of this Agreement.

8.2.2	References in the Disclosure Letter to paragraph numbers shall be to the paragraphs in Schedule 5 to which the disclosure is most likely to relate. Such references are given for convenience only and shall not limit the effect of any of the disclosures, all of which are, subject to the disclosure being fair in accordance with Clause 8.2.1(i), made against the Seller’s Warranties as a whole.

8.3	Notification

8.3.1	If following the date of this Agreement but prior to Closing:

(i)	the Seller becomes aware that any of the Seller’s Warranties was untrue, inaccurate or misleading as of the date it was given; or

(ii)	any event occurs or matter arises of which the Seller becomes aware that results (or is likely to result) in any of the Seller’s Warranties that are to be repeated on Closing being untrue, inaccurate or misleading at Closing, the Seller shall notify the Purchaser in writing as soon as practicable setting out such reasonable details as are available to it and the Seller shall and procure that the Company shall, make any investigation concerning the event or matter, at its own cost, as the Purchaser may reasonably require.

8.3.2	Any notification pursuant to Clause 8.3.1 shall not be deemed to be a disclosure pursuant to Clause 8.2 of this Agreement and the Seller’s Warranties shall not be subject to such notification.

8.4	The Purchaser’s Warranties

8.4.1	The Purchaser warrants to the Seller that the statements set out in Schedule 6 are true and accurate as of the date of this Agreement.

8.4.2	The Purchaser further warrants to the Seller that the statements set out in Schedule 6 will be true and accurate in all respects at Closing as if they had been repeated at Closing.

8.5	The Seller’s Waiver of Rights against the Group

Save in the case of fraud, the Seller undertakes to the Purchaser and to the Group Companies and their respective directors, officers, agents and Employees to waive any rights, remedies or claims which it may have in respect of any misrepresentation, inaccuracy or omission in or from any information or advice supplied or given by the Group Companies or their respective directors, officers, agents or Employees in connection with assisting the Seller in the giving of any Seller’s Warranty or the preparation of the Disclosure Documents and the Tax Deed.

8.6	Effect of Closing

The Seller’s Warranties and all other provisions of this Agreement, to the extent that they have not been performed by Closing, shall not be extinguished or affected by Closing or by any other event or matter (including any satisfaction and/or waiver of the condition set out in Clause 4.1), except by a specific and duly authorised written waiver or release by the Purchaser.

9	Limitation of Liability

9.1	Time Limitation for Claims

9.1.1	The Seller shall not be liable for any Claim unless a notice of the Claim is given by the Purchaser to the Seller specifying the matters set out in Clause 10.2 within 18 months following Closing.

9.1.2	The Seller shall not be liable for any Indemnity Claim unless a notice of the Indemnity Claim is given by the Purchaser to the Seller within 12 months following Closing. Such notice shall set out such information as is available to the Purchaser as is reasonably necessary for the Seller to assess the merits of the Indemnity Claim, including details of the claimed amount.

9.2	Minimum Claims

The Seller shall not be liable for any individual Claim (or a series of related Claims arising from substantially identical facts or circumstances) where the liability agreed or determined for any such Claim or series of related Claims does not exceed €25,000.

9.3	Aggregate Minimum Tax Deed Claims

The Seller shall not be liable for any Tax Deed Claim unless the aggregate amount of all Tax Deed Claims for which the Seller would otherwise be liable exceeds €2,350,000, and shall then only be liable for the excess.

9.4	Maximum Liability

9.4.1	Subject to reaching the minimum Tax Deed Claims threshold provided for in Clause 9.3, the aggregate liability of the Seller for all Tax Deed Claims shall not exceed €250,000.

9.4.2	Subject to Clause 9.4.1, the aggregate liability of the Seller for:

(i)	all Indemnity Claims shall not exceed the Indemnity Escrow Amount; and

(ii)	all Claims shall not exceed the Claims Escrow Amount.

9.4.3	The Purchaser’s sole recovery against the Seller in this Agreement or otherwise in respect of (i) any and all Claims shall be limited to the balance of the Claims Escrow Amount from time to time held in the Escrow Account and (ii) any and all Indemnity Claims shall be limited to the balance of the Indemnity Escrow Amount from time to time held in the Escrow Account.

9.4.4	The aggregate liability of the Seller for all claims under this Agreement shall not exceed the Purchase Price.

9.5	Contingent Liabilities

The Seller shall not be liable for any Agreement Claim (other than a Tax Deed Claim) in respect of any liability which is contingent unless and until such contingent liability becomes an actual liability and is due and payable; provided that this Clause 9.5 shall not prevent notice of such Claim being given in accordance with Clause 10.1.

9.6	Losses

The Seller shall not be liable for any Agreement Claim in respect of any indirect or consequential losses.

9.7	Provisions

9.7.1	The Seller shall not be liable for any Agreement Claim, other than a Claim under the Tax Deed, if and to the extent that allowance, provision or reserve is made in the Closing Statement for the matter giving rise to the Agreement Claim.

9.7.2	The Seller shall not be liable for any Claim, other than under the Tax Deed, if and to the extent that allowance, provision or reserve is made in the Accounts for the matter giving rise to the Claim.

9.8	Matters Arising Subsequent to this Agreement

The Seller shall not be liable for any Claim to the extent that the Claim has arisen as a result of:

9.8.1	Agreed Matters

any matter or thing done or omitted to be done pursuant to and in compliance with this Agreement or any other Transaction Document or otherwise at the request in writing or with the approval in writing of the Purchaser;

9.8.2	Acts of the Purchaser

any act, omission or transaction of the Purchaser or any member of the Purchaser’s Group or any of the Group Companies, or their respective directors, officers, employees or agents or successors in title, after Closing;

9.8.3	Changes in Legislation, Regulation or Practice

(i)	the passing of, or any change in, after the date of this Agreement, any law, rule, regulation or administrative practice of any government, governmental department, agency or regulatory body including (without prejudice to the generality of the foregoing) any increase in the rates of Taxation or any imposition of Taxation or any withdrawal of relief from Taxation not actually (or prospectively) in effect at the date of this Agreement;

(ii)	any change after the date of this Agreement of any generally accepted interpretation or application of any legislation; or

(iii)	any change after the date of this Agreement of any generally accepted accounting principles, procedure or practice;

9.8.4	Accounting and Taxation Policies

any change in accounting or Taxation policy, bases or practice of the Purchaser or the Purchaser’s Group introduced or having effect after the Closing Date unless the change is in order to correct any improper accounting practices of the Group prior to Closing.

9.9	Insurance

The Seller shall not be liable for any Claim to the extent that the Losses in respect of which the Claim is made are covered by a policy of insurance and payment is actually made by the insurer.

9.10	Net Financial Benefit

The Seller shall not be liable for any Agreement Claim in respect of any Losses (including any liability giving rise to a claim under the Tax Deed) suffered by the Purchaser or a Group Company to the extent of any corresponding savings by or net quantifiable financial benefit to any member of the Purchaser’s Group arising directly from such Losses (or liability giving rise to a Tax Deed Claim) or the facts giving rise to such Losses (or liability giving rise to a Tax Deed Claim) (for example where the amount (if any) by which any Taxation for any member of the Purchaser’s Group would otherwise have been accountable or liable to be assessed is actually reduced or extinguished as a result of the matter giving rise to such liability).

9.11	Purchaser’s Actual Knowledge

The Seller shall not be liable for any Claim (other than a Tax Deed Claim) to the extent that the facts, matters or circumstances giving rise to the Claim were actually and personally known by Jay Wells, Marni Poe, Michael James, Jason Ausher, Shane Perkey or Rob Meyer, having made due and careful enquiry of each other.

9.12	Understatements/Overstatements

If and to the extent that:

9.12.1	the amount of any allowance, provision or reserve (including any allowance, provision or reserve taken into account in calculating the net value of an asset) made in the Closing Statement and/or (in respect of assets within line items not covered in the Closing Statement) the Accounts or otherwise taken into account or reflected therein (and not released prior to Closing) is found to be in excess of, or unnecessary in respect of, the matter for which such allowance, provision or reserve was made or is established to have been excessive or unnecessary;

9.12.2	any sum is received by any Group Company in respect of any asset which has previously been written off as irrecoverable in the Closing Statement and/or (in respect of assets within line items not covered in the Closing Statement) the Accounts; or

9.12.3	the value of any asset in the Closing Statement and/or (in respect of assets within line items not covered in the Closing Statement) the Accounts is understated or any liability in the Closing Statement and/or (in respect of liabilities within line items not covered in the Closing Statement) the Accounts is overstated, the amount of such excess, unnecessary allowance, provision or reserve, receipt, understatement or overstatement shall be credited against and applied in relieving the Seller from any liability it would otherwise incur for any Claim.

9.13	Purchaser’s Right to Recover

9.13.1	Recovery for Actual Liabilities

The Seller shall not be liable to pay an amount in discharge of any Agreement Claim unless and until the liability for which the Agreement Claim is made has become due and payable.

9.13.2	Prior to Recovery from the Seller etc.

If, before the Seller pays an amount in discharge of any Claim, the Purchaser or any Group Company recovers or is entitled to recover from a third party a sum which indemnifies or compensates the Purchaser or Group Company (in whole or in part) for the loss or liability which is the subject matter of the Claim, the Purchaser shall procure that, before steps are taken to enforce a Claim against the Seller following notification under Clause 10.2 of this Agreement, all reasonable steps that are capable of being promptly undertaken are taken to enforce the recovery against the third party and any actual recovery (less any reasonable costs incurred in obtaining such recovery less any tax payable thereon or which would have been payable but for the availability of any relief) shall reduce or satisfy, as the case may be, such Claim to the extent of such recovery.

9.13.3	Following Recovery from the Seller etc.

If the Seller has paid an amount in discharge of any Claim and subsequently the Purchaser or any Group Company is entitled to recover (whether by payment,

discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates the Purchaser or any Group Company (in whole or in part) for the loss or liability which is the subject matter of the Claim, the Purchaser shall procure that all reasonable steps (taking into account all relevant circumstances, including factors such as the likelihood of recovery) are taken to enforce such recovery and shall, or shall procure that the relevant Group Company shall, pay to the Seller as soon as practicable after receipt an amount equal to (i) any sum recovered from the third party less any costs and expenses incurred in obtaining such recovery less any Taxation attributable to the recovery after taking account of any Tax relief available in respect of any matter giving rise to the claim or if less (ii) the amount previously paid by the Seller to the Purchaser less any Taxation attributable to it. Any payment made by the Purchaser to the Seller under this Clause 9.13.3 shall be made by way of further adjustment of the consideration paid by the Purchaser for the Share and the provisions of Clause 3.3 shall apply mutatis mutandis.

9.14	No Double Recovery and no Double Counting

No party may recover for breach of or under this Agreement, the Tax Deed, the Warranty and Indemnity Insurance or otherwise more than once in respect of the same Losses suffered or amount for which the party is otherwise entitled to claim (or part of such Losses or amount), and no amount (or part of any amount) shall be taken into account, net off or credited more than once for breach of or under this Agreement, the Tax Deed, the Warranty and Indemnity Insurance or otherwise, with the intent that there will be no double counting for breach of or under this Agreement, the Tax Deed, the Warranty and Indemnity Insurance or otherwise.

9.15	Mitigation of Losses

Nothing in this Clause 9 restricts or limits any general obligation at law of the Purchaser and, following Closing, of the Purchaser to procure each Group Company to mitigate any loss or damage which it may suffer or incur as a consequence of any breach of any provision of this Agreement. The Purchaser shall be subject to an obligation to mitigate any Loss that is or may be the subject of an Indemnity Claim.

9.16	Fraud

None of the limitations contained in this Clause 9 shall apply to any claim for breach of or under this Agreement to the extent it arises or is increased as a result of fraud by the Seller.

9.17	Warranty and Indemnity Insurance

Notwithstanding any provision to the contrary in this Agreement:

9.17.1	the parties acknowledge that, the Purchaser has secured a policy of insurance for the benefit of the Purchaser and/or the Purchaser’s Group (including, after Closing, the Group Companies) to cover Losses arising in respect of breaches of and claims under the Seller’s Warranties (the “Warranty and Indemnity Insurance”);

9.17.2

the Purchaser agrees and undertakes that the Warranty and Indemnity Insurance shall contain a waiver from the W&I Insurer waiving all its rights to take subrogated action or to exercise rights assigned to it against the Seller or its directors or officers in relation to any Claim, other than in the event of fraud, dishonest misconduct or fraudulent misrepresentation by either the Seller or its directors or officers, and then only to the extent that the Claim arises directly as a result of fraud, dishonest misconduct or fraudulent misrepresentation;

9.17.3	the Purchaser:

(i)	shall not agree to any amendment, variation or waiver of the waiver referred to in Clause 9.17.2 (or do anything which has a similar effect) without the prior written consent of the Seller;

(ii)	shall not novate, or otherwise assign its respective rights with respect to the waiver referred to in Clause 9.17.2 (or do anything which has similar effect) or do anything which causes the waiver referred to in Clause 9.17.2 not to have full force and effect in accordance with its terms;

(iii)	shall, without limitation to any right of the Seller to separately enforce such terms, use all reasonable endeavours to enforce any term in the Warranty and Indemnity Insurance under which the W&I Insurer waives its rights to take subrogated action against the Seller or its directors or officers upon the terms set out in the Warranty and Indemnity Insurance; and

9.17.4	the Purchaser acknowledges and agrees that the Seller shall not be liable to pay any excess or any of the costs relating to the Warranty and Indemnity Insurance (or, for the avoidance of doubt, any title insurance) other than the Warranty Insurance Policy Costs. The Purchaser undertakes to apply all amounts deducted from the consideration payable under Clause 3 as Warranty Insurance Policy Costs towards the payment of premiums in relation to the Warranty and Indemnity Insurance.

9.17.5	Notwithstanding anything contained in this Agreement or the Tax Deed, no provision of this Agreement or the Tax Deed shall require the Purchaser or any member of the Purchaser’s Group to take or omit to take any action that would result in the amounts recoverable by the Purchaser’s Group under the Warranty and Indemnity Insurance being in any way limited, void, voidable or otherwise excluded under the terms of the Warranty and Indemnity Insurance policy, to the extent that such terms of the Warranty and Indemnity Insurance policy have been disclosed to the Purchaser prior to the date of this Agreement.

10	Claims

10.1	Notification of Potential Claims

If the Purchaser or a member of the Purchaser’s Group becomes aware of any fact, matter or circumstance that may give rise to a Claim, the Purchaser shall as soon as reasonably practicable give a notice in writing to the Seller setting out such information as is available to the Purchaser as is reasonably necessary to enable the Seller to assess the merits of the potential Claim, to act to preserve evidence and to make such provision as the Seller may consider necessary. Subject to Clause 9.1, failure to give notice as soon as reasonably practicable shall not affect the rights of the Purchaser to make a relevant Claim except that the failure may be taken into account in determining the quantum of liability of the Seller for such Claim.

10.2	Notification of Claims

Notice of any Claim shall be given by the Purchaser to the Seller within the time limits specified in Clause 9.1 and shall not be treated as having been validly given unless it contains reasonable information to the extent available to the Purchaser and Group Companies in relation to the legal and factual basis of the Claim (including, where the Claim is the result of or in connection with a claim by a third party (a “Third Party Claim”), evidence of the Third Party Claim) and sets out the Purchaser’s estimate of the amount of Losses which is, or is to be, the subject of the Claim (including any Losses which are contingent on the occurrence of any future event).

10.3	Commencement of Proceedings

Any Claim notified pursuant to Clause 10.2 shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be irrevocably withdrawn six months after the notice is given pursuant to Clause 10.2 unless at the relevant time legal proceedings in respect of the Claim have been commenced by being both issued and served, provided that:

10.3.1	in the case of a contingent liability, the six month period shall commence on the date the relevant contingent liability becomes an actual liability and is due and payable; and

10.3.2	in the case of an actual liability that is notified pursuant to Clause 10.2 but is dependent on a contingent liability becoming an actual liability in order for the threshold in Clause 9.2 to be exceeded, the six month period shall commence when the contingent liability becomes an actual liability and is due and payable.

10.4	Investigation by the Seller

In connection with any matter or circumstance that may give rise to a Claim, the Purchaser shall allow, and shall procure that the relevant Group Company allows, the Seller and its financial, accounting or legal advisers to investigate the matter or circumstance alleged to give rise to the Claim and whether and to what extent any amount is payable in respect of such Claim.

10.5	Conduct of Third Party Claims

If the matter or circumstance giving rise to a Claim (other than a Tax Deed Claim) against the Seller under this Agreement is a result of or in connection with a Third Party Claim then the Purchaser shall be entitled, in its absolute discretion, to take such action as it shall deem necessary to avoid, dispute, deny, defend, resist, appeal, compromise or contest such claim or liability (including making counterclaims or other claims against third parties) but shall:

10.5.1	so far as practicable, consult with the Seller and take reasonable account of the requests of the Seller before taking any action in relation to the Third Party Claim;

10.5.2	make no admissions in relation to the Third Party Claim or otherwise compromise, dispose of or settle the Third Party Claim without, in any such case, first consulting with the Seller; and

10.5.3	take such action at the Seller’s cost as the Seller may reasonably request to avoid, dispute, deny, defend, resist, appeal, compromise or contest the Third Party Claim.

11	Restrictions on the Seller

11.1	Restrictions

The Seller undertakes with the Purchaser and the Group Companies that no member of the Seller’s Group (in each case, other than a Group Company) will in any Relevant Capacity directly or indirectly during the Restricted Period induce or seek to induce any Restricted Employee to become employed whether as employee, consultant or otherwise by any member of the Seller’s Group, whether or not such Restricted Employee would thereby commit a breach of his contract of service. The placing of an advertisement of a post available to the public generally and the recruitment of a person through an employment agency shall not constitute a breach of this Clause 11.1 provided that no member of the Seller’s Group encourages or advises such agency to approach any Restricted Employee.

11.2	Reasonableness of Restrictions

The Seller agrees that the restrictions contained in this Clause are no greater than is reasonable and necessary for the protection of the interests of the Purchaser and the Group Companies but if any such restriction shall be held to be void but would be valid if deleted in part or reduced in application, such restriction shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

11.3	Interpretation

The following terms shall have the following meanings respectively in this Clause 10.5.3:

11.3.1	“Relevant Capacity” means for its own account or for that of any person, firm or company (other than for the Purchaser or the Group Companies);

11.3.2	“Restricted Employee” means any person who is a Senior Employee, provided that such person is employed by the Group at the time the Seller or member of the Seller’s Group (other than a Group Company) approaches that person; and

11.3.3	“Restricted Period” means two years commencing on Closing or such shorter period of time recognised by applicable law as being binding on the Seller.

11.4	Waiver of Rights

11.4.1	The Purchaser hereby warrants and undertakes to the Seller for itself and as agent and trustee for each shareholder, affiliate, employee, director, agent, officer of or adviser to any member of the Seller’s Group (each a “Seller Relevant Person”) that, other than with respect to the terms of any Transaction Document or any other direct contractual obligation existing from time to time between the Purchaser’s Group and the Seller Relevant Person, and in the absence of fraud, the Purchaser’s Group has no rights against (and waives any rights it may have against) and will not make a claim against (and waives any claim it may have against) any Seller Relevant Person.

11.4.2

The Seller hereby warrants and undertakes to (i) the Purchaser for itself and as agent and trustee for each shareholder, affiliate, employee, director, agent, officer of or adviser to any other member of the Purchaser’s Group, and, from Closing, the Group (each a “Purchaser Relevant Person”) other than with respect to the terms of any Transaction Document or any other direct contractual obligation existing from time to time between the Seller’s Group and the Purchaser Relevant Person and in the absence of fraud, the Seller’s Group has no rights against (and waive any rights they may have against) and will not make a claim against (and waives any claim they may have against) any Purchaser Relevant Person and (ii) each Debt Provider, their shareholders, affiliates and each of their respective Representatives (each a “Debt Provider Relevant Person”) that the Seller’s Group has no rights against (and waive any rights they may have against) and will not make a claim against (and waives any claim they may have against) any Debt Provider Relevant Person for any obligations or liabilities arising under, in connection with or related to this Agreement, any Transaction Document or any other agreement or arrangement in connection therewith or the transactions contemplated hereby or thereby, or for any claim based on, in respect of, or by reason of this Agreement, any Transaction Document or any other agreement or arrangement in connection therewith or the transactions contemplated hereby or thereby, or the negotiation or execution of any of the foregoing, or in respect of any representations, warranties or other agreements made or alleged to be made in connection herewith or therewith, through the Purchaser or otherwise. For the avoidance of doubt, nothing in this Clause 11.4.2 limits the obligations of the Debt Providers to the Purchaser under the Debt Financing Commitment.

11.5	Obligations towards Covered Persons

With effect from the Closing Date, the Purchaser shall cause the Purchaser’s Group to obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Group’s existing directors’ and officers’ insurance policies (the “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Closing Date with respect to any claim related to any period of time at or prior to the Closing Date from an insurance carrier with the same or better credit rating as the Group’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favourable than the coverage provided under the Group’s existing policies as in effect as of the date hereof.

11.6	Seller Distributions

The Seller agrees that from the Closing Date it shall not distribute or otherwise pay any amount to its shareholders if following such distribution or payment it would have insufficient funds to satisfy in full any actual liabilities it has, and any contingent liabilities it reasonably believes it may have, to the Purchaser for breach of Clause 2.1.2.

12	Confidentiality

12.1	Announcements

12.1.1

Subject to Clause 12.1.2, pending Closing, no announcement, communication or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any member of the Seller’s Group or any member of the Purchaser’s Group without the prior written approval of the Seller and the Purchaser (such approval not to be unreasonably withheld or delayed). Following Closing, such announcements, communications or circulars may be made or issued but shall contain no reference to the other party or its Affiliates without that party’s prior written approval (such approval not to be unreasonably withheld or delayed) unless such reference is limited in both terms and context to what was contained in an announcement, communication or circular previously made in compliance with this Clause 12.1. The preceding provisions of this Clause 12.1 shall not affect any announcement, communication, or circular required in connection to the New Note Offering or the Existing Notes or required by law or any governmental or regulatory body or the rules of any stock exchange on which the shares of either party or its holding company are listed but the party with an obligation to make an announcement or communication or issue a circular (or whose holding company has such an obligation) shall consult with the other party (or shall procure that its holding company consults with the other party) insofar as is reasonably practicable before complying with such an obligation.

12.1.2	The restrictions imposed by Clause 12.1.1 above shall not prevent any announcement, communication or circular in connection with the existence or the subject matter of this Agreement being made or issued by or on behalf of any member of the Seller’s Group or Purchaser’s Group to any of their respective Affiliates or to any of their or their Affiliates’ respective shareholders, partners or managers, or to investors or potential investors in any connected fund of the Seller’s Affiliates or Purchaser’s Affiliates (as applicable), including, in relation to disclosure by the Purchaser or the Purchaser’s Guarantor in relation to earnings announcements or investor conferences in the ordinary course of business.

12.2	Confidentiality

12.2.1	Subject to Clauses 12.1 and 12.2.2, each of the Seller and the Purchaser shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any other Transaction Document) which relates to:

(i)	the existence and the provisions of this Agreement and of any other Transaction Document; or

(ii)	the negotiations relating to this Agreement (and any other Transaction Document);

(iii)	(in the case of the Seller) any information relating to the Group Companies following Closing and any other information relating to the business, financial or other affairs (including future plans and targets) of the Purchaser’s Group;

(iv)	(in the case of the Purchaser) any information relating to the business, financial or other affairs (including future plans and targets) of the Seller’s Group including, prior to Closing, the Group Companies.

12.2.2	Clause 12.2.1 shall not prohibit disclosure or use of any information if and to the extent:

(i)	the disclosure or use is required by law, any governmental or regulatory body or any stock exchange on which the shares of a party or its holding company are listed (including where this is required in connection with the New Note Offering or as part of any actual or potential offering, placing and/or sale of securities of any member of the Seller’s Group or the Purchaser’s Group);

(ii)	the disclosure is made by the Seller or Purchaser to any of their respective Affiliates or to any of their or their Affiliates’ respective shareholders, partners or managers, or to investors or potential investors in any connected fund of the Seller’s Affiliates, including, in relation to disclosure by the Purchaser or the Purchaser’s Guarantor in relation to earnings announcements or investor conferences in the ordinary course of business;

(iii)	the disclosure or use is required to vest the full benefit of this Agreement in the Seller or the Purchaser;

(iv)	the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other Transaction Document or in order to enable a determination to be made by the Reporting Accountants under this Agreement;

(v)	the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing party;

(vi)	the disclosure is made to a party to whom assignment is permitted under Clause 15.3.2 (Assignment) on terms that such assignee undertakes to comply with the provisions of Clause 12.2.1 in respect of such information as if it were a party to the Agreement;

(vii)	the disclosure is made to professional advisers, ratings agencies, insurers or actual or potential financiers of any member of the Seller’s Group or any member of the Purchaser’s Group on terms that such professional advisers, agencies, insurers or financiers undertake to comply with the provisions of Clause 12.2.1 in respect of such information as if they were a party to this Agreement;

(viii)	the information is or becomes publicly available (other than by breach of the Confidentiality Agreement or of this Agreement);

(ix)	the disclosure is made on a confidential basis to potential purchasers of all or part of the Seller’s Group or the Purchaser’s Group or to their professional advisers or financiers provided that such persons need to know the information for the purposes of considering, evaluating, advising on or furthering the potential purchase;

(x)	the other party has given prior written approval to the substance of the disclosure or use; or

(xi)	the information is independently developed after Closing,

provided that prior to disclosure or use of any information pursuant to Clause 12.2.2(i), (iii) or (iv), the party concerned shall, where not prohibited by law, consult with the other party as to the extent of the disclosure required insofar as is reasonably practicable.

13	Insurance

The Seller shall, and shall procure that, the benefit of any insurance coverage existing as at the Closing Date under the Existing W&I Policy is assigned at or prior to Closing to the Purchaser or the Group.

14	Guarantee

14.1	Purchaser’s Guarantee

14.1.1	In consideration for the Seller entering into this Agreement, the Purchaser’s Guarantor unconditionally and irrevocably guarantees to the Seller the due and punctual performance and observance by the Purchaser of all its obligations, commitments, undertakings, warranties and indemnities under or pursuant to this Agreement (the “Purchaser’s Guaranteed Obligations”) and agrees that if any Purchaser’s Guaranteed Obligation is or becomes unenforceable, invalid or illegal it will, as an independent and primary obligation, indemnify the Seller immediately on demand against all Losses which the Seller suffers through or arising from any act or omission that would be a breach by the Purchaser of the Purchaser’s Guaranteed Obligations if the relevant Purchaser’s Guaranteed Obligation were not unenforceable, invalid or illegal, to the extent of any limit on the liability of the Purchaser in this Agreement.

14.1.2	If and whenever the Purchaser defaults for any reason whatsoever in the performance of any of the Purchaser’s Guaranteed Obligations, the Purchaser’s Guarantor shall forthwith upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the Purchaser’s Guaranteed Obligations in regard to which such default has been made in the manner prescribed by this Agreement and so that the same benefits shall be conferred on the Seller as it would have received if the Purchaser’s Guaranteed Obligations had been duly performed and satisfied by the Purchaser.

14.1.3	This guarantee is to be a continuing guarantee and accordingly is to remain in force until all the Purchaser’s Guaranteed Obligations shall have been performed or satisfied. This guarantee is in addition to and without prejudice to and not in substitution for any rights or security which the Seller may now or hereafter have or hold for the performance and observance of the Purchaser’s Guaranteed Obligations.

14.1.4	As a separate and independent stipulation the Purchaser’s Guarantor agrees that any of the Purchaser’s Guaranteed Obligations (including any moneys payable) which may not be enforceable against or recoverable from the Purchaser by reason of any incapacity on or of the Purchaser or the dissolution, amalgamation or reconstruction of the Purchaser or any other fact or circumstances (other than any limitation imposed by this Agreement) shall nevertheless be enforceable against and recoverable from the Purchaser’s Guarantor as though the same had been incurred by the Purchaser’s Guarantor and the Purchaser’s Guarantor were the sole or principal obligor in respect thereof and shall be performed or paid by the Purchaser’s Guarantor on demand.

14.1.5	The liability of the Purchaser’s Guarantor under this Clause 14.1 shall not be affected, impaired, reduced or released by:

(i)	any variation of the Purchaser’s Guaranteed Obligations made in accordance with this Agreement;

(ii)	any forbearance, neglect or delay in seeking performance of the Purchaser’s Guaranteed Obligations or any granting of time for such performance;

(iii)	the illegality, invalidity, unenforceability or, or any defect in, any provision of this Agreement or the Purchaser’s obligations under any of them; or

(iv)	any insolvency or similar proceeding.

15	Other Provisions

15.1	Further Assurances

15.1.1	Each of the Seller and the Purchaser shall, and shall use reasonable endeavours to procure that any necessary third party shall, from time to time execute such documents and perform such acts and things as either of them may reasonably require to transfer the Share to the Purchaser and to give the other the full benefit of this Agreement.

15.1.2	The Seller shall, and shall procure that the relevant members of the Seller’s Group shall, retain for six years from Closing any books, records and documents, which it holds, to the extent they relate to the Group Companies or the business carried on by the Group Companies at Closing and shall, and shall procure that the relevant members of the Seller’s Group shall, if reasonably requested by the Purchaser, allow the Purchaser or the relevant Group Company reasonable access to such books, records and documents, including the right to take copies, at the Purchaser’s expense, (i) for the purposes of complying with any reporting or filing obligations relating to tax, accounting or regulatory matters; (ii) in order to negotiate, refute, settle, compromise or otherwise deal with any claim, investigation or enquiry by a regulatory authority regarding the Group Companies; and (iii) to enable the Purchaser’s Group and the Group Companies to comply with their own Tax obligations or facilitate the management or settlement of their own Tax affairs.

15.1.3	The Purchaser shall, and shall procure that the relevant Group Companies shall, retain for six years from Closing any books, records and documents of the Group Companies to the extent they relate to the period prior to Closing and shall, and shall procure that the relevant Group Companies shall, if reasonably requested by the Seller, allow the Seller reasonable access to such books, records and documents, including the right to take copies, at the Seller’s expense, (i) for the purposes of complying with any reporting or filing obligations relating to Tax, accounting or regulatory matters; (ii) in order to negotiate, refute, settle, compromise or otherwise deal with any claim, investigation or enquiry by a regulatory authority regarding the Group Companies; and (iii) to enable the Seller’s Group to comply with its own Tax obligations or facilitate the management or settlement of its own Tax affairs.

15.1.4	Release of Guarantees

(i)

The Purchaser shall use reasonable endeavours to procure by Closing or, to the extent not done by Closing, as soon as reasonably practicable thereafter, the release of the Seller or any member of the Seller’s Group

(other than a Group Company) or any person connected with any of them from any securities, guarantees or indemnities given by or binding upon the Seller or any member of the Seller’s Group or any person connected with any of them in respect of any liability of the Group Companies in each case that have been disclosed in the Disclosure Letter. Pending such release the Purchaser shall indemnify the Seller and any member of the Seller’s Group and any person connected with any of them against all amounts paid by any of them pursuant to any such securities, guarantees and indemnities in respect of such liability which arises after Closing.

(ii)	The Seller shall use reasonable endeavours to procure by Closing or, to the extent not done by Closing, as soon as reasonably practicable thereafter, the release of each Group Company from any securities, guaranties or indemnities given by or binding upon the Group Company in respect of any liability of the Seller, any member of the Seller’s Group (other than a Group Company). Pending such release, the Seller shall indemnify the Group Companies against all amounts paid by any of them pursuant to any such securities, guarantees and indemnities in respect of such liability which arises after Closing.

15.1.5	Repayment of Intra-Group Trading Payables and Receivables

(i)	The Purchaser shall procure that each relevant Group Company repays to the relevant member of the Seller’s Group (other than a Group Company) the amount of any Intra-Group Trading Payable on Closing.

(ii)	The Seller shall procure that the relevant member of the Seller’s Group (other than a Group Company) repays to the relevant Group Company the amount of any Intra-Group Trading Receivable on Closing.

15.1.6	Repayment of Employee Loans

As at the date of this Agreement, there are outstanding loans listed in folders 8.2.1 to 8.2.4 of the Project Carbon II Datasite (together being the “Employee Loans”).

The Seller will procure that on or immediately following the Closing Date, the Employee Loans shall be repaid. The Seller may, by notice to the Purchaser provided not less three (3) Business Days prior to Closing, notify the Purchaser that it wishes to net off any amounts owing to the Group in respect of the Employee Loans against the Closing Amount, in which case the amount paid by the Purchaser to the Seller on Closing pursuant to Clause 6.3.1 shall be reduced by the corresponding amount of the outstanding Employee Loans (including any and all interest accrued thereon) and thereafter all obligations of each borrower pursuant to their respective Employee Loans shall be deemed to be satisfied.

15.1.7	The Seller shall insofar as it lawfully can use its best endeavours to procure by Closing or, to the extent not done by Closing, as soon as reasonably practicable thereafter, the release of Hydra Dutch Holdings 2 B.V. from the Investment Agreement in relation to the Seller dated 23 October 2013, shall, in any event pending such release, ensure that no liabilities are incurred by Hydra Dutch Holdings 2 B.V. thereunder, and shall indemnify Hydra Dutch Holdings 2 B.V. for any loss or liability incurred or suffered by Hydra Dutch Holdings 2 B.V. following Closing under the Investment Agreement.

15.1.8	The Seller shall further insofar as it lawfully can use its best endeavours to procure that any other agreement between on the one hand, a member of the Seller’s Group and, on the other hand, a Group Company, shall be terminated as at Closing or, to the extent not terminated by Closing, as soon as reasonably practicable thereafter, shall in any event pending such termination, ensure that no liabilities are incurred by the relevant Group Company thereunder, and shall indemnify the Group Companies for any loss or liability incurred or suffered by any Group Company following Closing under such agreements.

15.2	Whole Agreement

15.2.1	The Transaction Documents contain the whole agreement between the Seller and the Purchaser relating to the sale and purchase of the Share to the exclusion of any terms implied by law which may be excluded by contract and supersede any previous written or oral agreement between the Seller and the Purchaser in relation to the sale and purchase of the Share.

15.2.2	The Purchaser agrees and acknowledges that, in entering into the Transaction Documents, it is not relying on any representation, warranty or undertaking not expressly incorporated into them.

15.2.3	Each of the Seller and the Purchaser agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with the Transaction Documents shall be for breach of the terms of the Transaction Documents and each of the Seller and the Purchaser waives all other rights and remedies (including those in tort or arising under statute) in relation to any such representation, warranty or undertaking.

15.2.4	Nothing in this Clause 15.2 excludes or limits any liability for fraud.

15.3	Assignment

15.3.1	Except as permitted by Clauses 15.3.2 and 15.3.3 or as otherwise expressly provided in this Agreement, neither party may without the prior written consent of the other party, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement nor shall the Purchaser be entitled to make any claim against the Seller in respect of any Losses which it does not suffer in its own capacity as beneficial owner of the Share.

15.3.2	A party may without the consent of the other parties, assign to an Affiliate the benefit of the whole or any part of this Agreement provided that:

(i)	if the assignee ceases to be an Affiliate of that party, it shall before ceasing to be so assign the benefit, so far as assigned to it, back to that party or assign the benefit to another Affiliate of that party, as the case may be; and

(ii)	the assignee shall not be entitled to receive under this Agreement any greater amount than that to which the assigning party would have been entitled.

15.3.3	The Purchaser may, without the consent of the Seller, assign by way of security the benefit of the whole or any part of this Agreement to any Debt Provider and any other bank, financial institution, trustee or other person for the purposes of, or in connection with, the ABL Facility, the New Note Offering or other financing or refinancing (whether in whole or in part) by the Purchaser of the Share, provided that the assignee shall not be entitled to receive under this Agreement any greater amount than that to which the assigning party would have been entitled.

15.3.4	The Seller may transfer all or any of its rights, obligations and liabilities under this Agreement to any member of the Seller’s Group (other than a Group Company) provided that, if the relevant transfer is to take place prior to six months following the Closing Date, the Seller demonstrates to the reasonable satisfaction of the Purchaser that such arrangements are in place at the time of the relevant transfer in order to ensure that the Seller’s obligations under Clauses 7 (Post-Closing Adjustments), 9 (Limitation of Liability), 10 (Claims), 11 (Restrictions on the Seller), 12 (Confidentiality), 15 (as applicable) and Schedule 4 (Closing Statement) continue to be satisfied after such transfer in accordance with the terms of this Agreement, in which case the Seller shall be automatically and unconditionally released and discharged from all liabilities and obligations under this Agreement and references in this Agreement to the Seller shall be read to apply, as applicable, to the relevant transferee.

15.4	Third Party Rights

15.4.1	A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of, or enjoy any benefit under, this Agreement, except to the extent set out in this Clause 15.4.

15.4.2	A Group Company (whilst the Group Company remains in the Purchaser’s Group) may enforce and rely on Clause 11.1 to the same extent as if it were a party.

15.4.3	A Seller Relevant Person may enforce and rely on Clause 11.4.1 to the same extent as if it were a party. A Purchaser Relevant Person or Debt Provider Relevant Person may enforce and rely on Clause 11.4.2(i) or (ii), as applicable, to the same extent as if it were a party.

15.4.4	Except as set out in Clause 15.4.5, the consent of the persons to whom third party rights are granted pursuant to Clause 15.4.2 and 15.4.3 shall not be required to terminate this Agreement or to amend or waive any term thereof.

15.4.5	The consent of the Debt Provider Relevant Person shall be required to amend Clauses 11.4.2(ii) or 15.4.3 or this Clause 15.4.5.

15.5	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties.

15.6	Time of the Essence

Time shall be of the essence of this Agreement both as regards any dates, times and periods mentioned and as regards any dates, times and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the parties.

15.7	Method of Payment and Set Off

15.7.1	The repayment of the Estimated Intra-Group Financing Receivables and the Estimated Intra-Group Financing Payables pursuant to Clause 6.5.1 and any adjustments to such repayment pursuant to Clause 7.4 shall be settled by payments between the Seller, for itself and on behalf of the relevant members of the Seller’s Group, and the Purchaser, for itself and on behalf of the relevant Group Companies.

15.7.2	Any payments pursuant to this Agreement shall be made in full, without any set off, counterclaim, restriction or condition and without any deduction or withholding (save as may be required by law or as otherwise agreed); provided that any repayments of the Estimated Intra-Group Financing Payables and Estimated Intra-Group Financing Receivables pursuant to Clause 6.5.1 and/or adjustments to those repayments pursuant to Clause 7.4, respectively, may be netted against each other to produce a net sum.

15.7.3	Any payments pursuant to this Agreement shall be effected by crediting for same day value the account specified by the Seller or the Purchaser (as the case may be) on behalf of the party entitled to the payment (reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment.

15.7.4	Payment of a sum in accordance with this Clause 15.7 shall constitute a payment in full of the sum payable and shall be a good discharge to the payer (and those on whose behalf such payment is made) of the payer’s obligation to make such payment and the payer (and those on whose behalf such payment is made) shall not be obliged to see to the application of the payment as between those on whose behalf the payment is received.

15.8	Costs

15.8.1	Save as expressly stated in this Agreement, the Seller shall bear all costs incurred by it and the Seller’s Group in connection with the preparation, negotiation and entry into of this Agreement, the Tax Deed, the Transfer Deed and the sale of the Share.

15.8.2	The Purchaser shall bear all such costs incurred by it in connection with the preparation, negotiation and entry into of this Agreement, the Tax Deed, the Transfer Deed and the purchase of the Share.

15.9	Notary, Stamp Duty, Fees and Taxes

15.9.1	The parties hereby acknowledge that they have been informed of the existence of the Ordinance Containing Rules of Professional Conduct and Ethics (Verordening beroeps- en gedragsregels) of the Royal Professional Organisation of Civil Law Notaries (Koninklijke Notariële Beroepsorganisatie) and expressly agree and acknowledge that:

(i)	Van Doorne N.V. may advise and act on behalf of the Purchaser with respect to this Agreement, the Tax Deed and the Transfer Deed, and any agreements or any disputes related to or resulting from this Agreement, the Tax Deed and/or the Transfer Deed; and

(ii)	the Notary shall execute the Transfer Deed pursuant to which the Share will be transferred.

15.9.2	The Purchaser shall bear the cost of all stamp duty, any notarial fees and all registration and transfer taxes and duties or their equivalents in all jurisdictions where such fees, taxes and duties are payable as a result of the transactions contemplated by this Agreement. The Purchaser shall be responsible for arranging the payment of such stamp duty, and all other such fees, taxes and duties, including fulfilling any administrative or reporting obligation imposed by the jurisdiction in question in connection with such payment. The Purchaser shall indemnify the Seller or any other member of the Seller’s Group against any Losses suffered by the Seller or member of the Seller’s Group as a result of the Purchaser failing to comply with its obligations under this Clause 15.9.

15.10	Interest

If a party defaults in the payment when due of any sum payable under this Agreement or the Tax Deed, its liability shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (after as well as before judgment) at a rate per annum of 5% above the base rate from time to time of National Westminster Bank Plc. Such interest shall accrue from day to day and shall be compounded monthly.

15.11	Grossing-up

15.11.1	All sums payable under this Agreement shall be paid free and clear of all deductions, withholdings, set-offs or counterclaims whatsoever save only as may be required by law. If any deductions or withholdings are required by law, except in the case of

(i)	interest payable under Clause 15.10;

(ii)	the Purchase Price

the payer shall be obliged to pay to the recipient such sum as will after such deduction or withholding has been made leave the recipient with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding, provided that if the recipient shall have transferred (for the avoidance of doubt, by whatever means, including by way of a declaration of trust or anything that amounts in substance to a transfer) the benefit in whole or in part of this Agreement or shall have changed its tax residence or the permanent establishment to which the rights under this Agreement are allocated or any affiliate or person with an interest in the recipient shall have transferred its rights under this Agreement or its interest in the recipient or changed its tax residence or the permanent establishment to which its rights under this Agreement or its interest in the recipient are allocated then the liability of the payer under this Clause 15.11.1 shall be limited to that (if any) which it would have been had no such transfer or change taken place.

15.11.2	If, and to the extent that, any relevant Tax Authority notifies any party that it considers that any amount (including, for these purposes, where such amount is nil) deducted or withheld from a payment under this Agreement is less than the amount required by law:

(i)	the parties shall co-operate in order to ensure that the correct amount is accounted for to the relevant Tax Authority including recipient providing any required document (such as a certificate of residency) to enable the appropriate rate to be applied; and

(ii)

(a)	where, had the correct amount been deducted or withheld, the payer would not, pursuant to Clause 15.11.1, have been obliged to increase the amount of the payment to the recipient as a result of the deduction or withholding, the recipient shall indemnify the payer and the payer’s group against any Losses suffered as a result thereof; and

(b)	in all other cases, the payer shall indemnify the recipient and the recipient’s group against any Losses suffered as a result thereof,

except, in each case, in respect of any interest and penalties to the extent that such interest and penalties are attributable to an unreasonable delay or default by the indemnified party or its group.

15.11.3	The recipient or expected recipient of an amount paid under this Agreement or any affiliate of or person with an interest in such recipient shall use its reasonable efforts to timely claim from the appropriate Tax Authority any exemption, rate reduction, refund, credit or similar benefit (including pursuant to any relevant double tax treaty) to which it is entitled in respect of any deduction or withholding in respect of which a payment has been made or would otherwise be required to be made pursuant to Clause 15.11.1 and, for such purposes, shall, within any applicable time limits, submit any claims, notices, returns or applications and send a copy thereof to the payer.

15.11.4	If the recipient of a payment made under this Agreement or any affiliate of or person with an interest in such recipient receives a credit for or refund of any Taxation payable by it or similar benefit by reason of any deduction or withholding for or on account of Taxation then it shall reimburse to the payer such part of such additional amounts paid to it pursuant to Clause 15.11.1 above as the recipient of the payment certifies to the payer will leave it together with any affiliate of or person with an interest it (after such reimbursement) in no better and no worse position than it would have been if the payer had not been required to make such deduction or withholding.

15.11.5	Where any payment is made under this Agreement pursuant to an indemnity, compensation or reimbursement provision and that sum is subject to a charge to Taxation in the hands of the recipient (or any affiliate of or person with an interest in such recipient) then the sum payable shall be increased to such sum as will ensure that:

(i)	after payment of such Taxation; and

(ii)	after giving credit for any tax relief available to the recipient (or any Affiliate of or person with an interest in such recipient) in respect of the matter giving rise to the payment,

the recipient shall be left with a sum equal to the sum that it would have received in the absence of such a charge to Taxation provided that if the recipient shall have transferred (for the avoidance of doubt, by whatever means, including by way of a declaration of trust or anything that amounts in substance to a transfer) the benefit in whole or in part of this Agreement or shall have changed its tax residence or the permanent establishment to which the rights under this Agreement are allocated (or any affiliate of or person with an interest in the recipient shall have transferred its rights under this Agreement or its interest in the recipient or changed its tax residence or the permanent establishment to which its rights under this agreement or its interest in the recipient are allocated) then the liability of the payer under this Clause 15.11.5 shall be limited to that (if any) which it would have been had no such transfer or change taken place.

15.11.6	Clause 15.11.5 shall not apply:

(i)	to Taxation attributable to a payment being properly treated as an adjustment to the consideration for the Share under the terms of this Agreement; or

(ii)	to the extent that the amount of the indemnity, compensation or reimbursement payment has already been increased to take account of the Taxation that will or would be charged on receipt.

15.12	VAT

15.12.1	Where under the terms of this Agreement one party is liable to indemnify or reimburse another party in respect of any costs, charges or expenses, the payment shall include an amount equal to any VAT thereon not otherwise recoverable by the other party or the representative member of any VAT group of which it forms part, subject to that person or representative member using reasonable endeavours to recover such amount of VAT as may be practicable.

15.12.2	If any payment under this Agreement constitutes the consideration for a taxable supply for VAT purposes, then (i) the recipient shall provide to the payer a valid VAT invoice, and (ii) except where the reverse charge procedure applies, and subject to the provision of a valid VAT invoice in accordance with (i), in addition to that payment the payer shall pay to the recipient any VAT due.

15.13	Notices

15.13.1	Subject to Clause 15.13.8, any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:

(i)	in writing;

(ii)	delivered by hand, e-mail, fax, recorded or special delivery or courier using an internationally recognised courier company.

15.13.2	A Notice to the Seller shall be sent to the following address, or such other person or address as the Seller may notify to the Purchaser from time to time:

Hydra Luxembourg Holdings S.à r.l.

15, rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg

Fax: +35 24 26443

E-mail: Virginia.strelen@vistra.com

Attention: Virginia Strelen

together with copies to:

Rhône Holdings IV L.L.C.

at 630 5th Avenue, New York NY 10111

Fax: +1 212 218 6789

Email:	tigay@rhonegroup.com and Steiner@rhonegroup.com

Attention:	Eytan Tigay/Allison Steiner

and

at 40 Bruton Street, London W1J 6QZ

Fax:	+44 (0) 20 7409 8250

Email:	MazellaDiBosco@rhonegroup.com

Attention:	Sebastien Mazella di Bosco

and

Linklaters LLP

One Silk Street, London EC2Y 8HQ United Kingdom

Fax: (+44) 20 7456 2222

Email:	nick.rees@linklaters.com

Attention:	Nick Rees

15.13.3	A Notice to the Purchaser shall be sent to the following address, or such other person or address as the Purchaser may notify to the Seller from time to time:

Carbon Acquisition Co B.V.

5519 W. Idlewild Ave, Tampa FL 33634 USA

Fax: +1 (813) 881 1926

E-mail:	mpoe@cott.com

Attention:	Marni Morgan Poe

and

White & Case LLP

5 Old Broad Street, London EC2N 1DW

Email:	ian.bagshaw@whitecase.com

Attention:	Ian Bagshaw

15.13.4	A Notice to the Purchaser’s Guarantor shall be sent to the following address, or such other person or address as the Purchaser’s Guarantor may notify to the Seller from time to time:

Cott Corporation

5519 W. Idlewild Ave, Tampa FL 33634 USA

Fax: +1 (813) 881 1926

E-mail:	mpoe@cott.com

Attention:	Marni Morgan Poe

15.13.5	Subject to Clause 15.13.6, a Notice shall be effective upon receipt and shall be deemed to have been received:

(i)	at the time recorded by the delivery company, in the case of recorded or special delivery;

(ii)	at the time of delivery, if delivered by hand or courier;

(iii)	at the time of transmission in legible form, if delivered by fax; or

(iv)	at the time of sending if sent by e-mail, provided that receipt shall not occur if the sender receives an automated message that the e-mail has not been delivered to the recipient.

15.13.6	A Notice that is deemed by Clause 15.13.5 to be received after 5.00 p.m. on any day, or on a Saturday, Sunday or public holiday in the place of receipt, shall be deemed to be received at 9.00 a.m. on the next day that is not a Saturday, Sunday or public holiday in the place of receipt.

15.13.7	For the purposes of this Clause 15.13, all references to time are to local time in the place of receipt. For the purposes of Notices by e-mail, the place of receipt is the place in which the party to whom the Notice is sent has its postal address for the purpose of this Agreement.

15.13.8	E-mail is not permitted for any Notice which (i) terminates, gives notice to terminate or purports to terminate this Agreement; or (ii) notifies or purports to notify an actual or potential claim for breach of or under this Agreement.

15.14	Invalidity

15.14.1	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the parties.

15.14.2	To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 15.14.1, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 15.14.1, not be affected.

15.15	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. The Seller and the Purchaser may enter into this Agreement by executing any such counterpart.

15.16	Arbitration

Subject to Clause 7 (Post-Closing Adjustments), any dispute arising out of or connected with this Agreement, including a dispute as to the validity, existence or termination of this Agreement or this Clause 15.16 or any non-contractual obligation arising out of or in connection with this Agreement, shall be resolved by arbitration in London conducted in English by a single arbitrator pursuant to the LCIA Rules, save that unless the parties to this Agreement agree otherwise, none of them shall be required to give general discovery of documents, but may be required only to produce specific, identified documents which are relevant to the dispute.

15.17	Governing Law and Submission to Jurisdiction

15.17.1	This Agreement and the documents to be entered into pursuant to it and any non-contractual obligations arising out of or in connection with the Agreement and such documents shall be governed by English law.

15.17.2	Each of the parties to this Agreement irrevocably submits to the non-exclusive jurisdiction of the courts of England to support and assist the arbitration process pursuant to Clause 15.16, including if necessary the grant of interlocutory relief pending the outcome of that process.

15.18	Appointment of Process Agent

15.18.1	The Seller hereby irrevocably appoints Rhône Group LLP of 40 Bruton Street, London W1J 6QZ as its agent to accept service of process in England and Wales in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the Seller.

15.18.2	The Seller agrees to inform the Purchaser in writing of any change of address of such process agent within 28 days of such change.

15.18.3	If such process agent ceases to be able to act as such or to have an address in England and Wales the Seller irrevocably agrees to appoint a new process agent in England and Wales acceptable to the Purchaser and to deliver to the Purchaser within 14 days a copy of a written acceptance of appointment by the process agent.

15.18.4	The Purchaser and the Purchaser’s Guarantor each hereby irrevocably appoint Cott Beverages Limited of Citrus Grove, Sideley Kegworth, Derby, DE74 2FJ as its agent to accept service of process in England and Wales in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the Purchaser or the Purchaser’s Guarantor.

15.18.5	The Purchaser agrees to inform the Seller in writing of any change of address of such process agent within 28 days of such change.

15.18.6	If such process agent ceases to be able to act as such or to have an address in England and Wales, the Purchaser and Purchaser’s Guarantor irrevocably agrees to appoint a new process agent in England and Wales acceptable to the Seller and to deliver to the Seller within 14 days a copy of a written acceptance of appointment by the process agent.

15.18.7	Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law or the right to bring proceedings in any other jurisdiction for the purposes of the enforcement or execution of any judgment or other settlement in any other courts.

Executed by HYDRA LUXEMBOURG HOLDINGS S.À.R.L.		}
acting by	/s/ Virginia Strelen
Name:	Virginia Strelen

Title:	Manager B

Executed by CARBON ACQUISITION CO B.V.

/s/ Shane Perkey		/s/ Paul van Duuren
Name:	Shane Perkey	Name:	Paul van Duuren
Title:	Managing Director A	Title:	Managing Director B

Executed by COTT CORPORATION		}
acting by:	/s/ Shane Perkey
Name:	Shane Perkey

Title:	Treasurer